                                        Filed Pursuant to Rule No. 424(b)(5)
                                        Registration No. 333-43808

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and + +may be changed. This document may only be used where it is legal to sell +
+these securities.                                                             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   Subject to Completion, dated March 1, 2001

Prospectus Supplement
     , 2001
(To Prospectus dated September 1, 2000)

                                  $500,000,000

                                 UnumProvident
                                   Corporation

                            % Senior Notes due 2011

                                  -----------

  We will pay interest on the notes on        and        of each year. The
first such payment will be made on       , 2001. The notes will be issued only
in denominations of $1,000 and integral multiples of $1,000.

  We have the option to redeem all or a portion of the notes at any time at the redemption price described in "DESCRIPTION OF NOTES--Optional Redemption" on page S-13. There is no sinking fund for the notes.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                                                  Per Note Total
                                                                  -------- -----
Price to Public..................................................      %    $
Underwriting Discount............................................      %    $
Proceeds, Before Expenses, to Us.................................      %    $

  The price to public set forth above does not include accrued interest, if
any. Interest on the notes accruing from       , 2001 to the date of delivery
must be paid by the purchaser if the notes are delivered after       , 2001.

                                  -----------

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New
York on or about       , 2001.

                          Joint Book-Running Managers

Banc of America Securities LLC                              Salomon Smith Barney

Goldman, Sachs & Co.
                        Morgan Stanley Dean Witter
                                                       Wachovia Securities, Inc.

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any dealer, salesperson or other person to provide you with different information and you must not rely on any information that we have not authorized. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. This prospectus supplement and the accompanying prospectus are an offer to sell only those notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in our website, www.unum.com, is not a part of this prospectus supplement or the accompanying prospectus.

                               ----------------

   Currency amounts in this prospectus supplement and the accompanying prospectus are stated in United States dollars, unless we indicate otherwise.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
Forward-Looking Statements...............................................   S-3
UnumProvident Corporation................................................   S-3
Consolidated Ratios of Earnings to Fixed Charges and Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................  S-10
Selected Consolidated Financial Data.....................................  S-11
Use of Proceeds..........................................................  S-12
Capitalization...........................................................  S-12
Description of Notes.....................................................  S-12
Underwriting.............................................................  S-14
Where You Can Find More Information......................................  S-15

                                   Prospectus

About This Prospectus....................................................     1
Where You Can Find More Information......................................     1
Forward-Looking Statements...............................................     2
UnumProvident Corporation................................................     3
UnumProvident Trusts.....................................................     3
Use of Proceeds..........................................................     4
Consolidated Ratios of Earnings to Fixed Charges and Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................     5
Description of Debt Securities...........................................     6
Description of Preferred Stock...........................................    21
Description of Depositary Shares.........................................    24
Description of Common Stock..............................................    28
Description of Warrants..................................................    31
Description of Stock Purchase Contracts and Stock Purchase Units.........    32
Description of Preferred Securities......................................    33
Description of Trust Guarantees..........................................    40
Effect of Obligations Under the Subordinated Debt Securities and the
 Trust Guarantees........................................................    43
Plan of Distribution.....................................................    43
Legal Matters............................................................    44
Experts..................................................................    44

                           FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain or incorporate statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements can be identified by the use of forward-looking language such as "may," "should," "believes," "expects," "anticipates," "estimates," "intends," "projects," "goals," "objectives," or other similar expressions. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Those statements are subject to certain risks and uncertainties, including but not limited to, certain risks described in this prospectus supplement and the accompanying prospectus or other documents incorporated by reference. When considering those forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus supplement and the accompanying prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements.

                           UNUMPROVIDENT CORPORATION

General

   We are the surviving corporation in the merger on June 30, 1999 of Provident Companies Inc., the leading individual disability insurance provider in North America, with Unum Corporation, the leading group disability insurance provider. We are the parent holding company for a group of insurance companies that collectively operate throughout North America and in the United Kingdom, Japan, and Argentina. Our principal operating subsidiaries are Unum Life Insurance Company of America (Unum America), Provident Life and Accident Insurance Company (Accident), The Paul Revere Life Insurance Company (Paul Revere Life), and Colonial Life & Accident Insurance Company (Colonial). We, through our subsidiaries, are the largest provider of group and individual disability insurance in North America and the United Kingdom. We also provide a complementary portfolio of life insurance products, including long-term care insurance, life insurance, employer- and employee-paid group benefits, and related services.

Reporting Segments

   We are organized around our customers, with reporting segments that reflect our major market segments: employee benefits, individual, and voluntary benefits. The employee benefits segment includes group long-term and short-term disability insurance, group life insurance, group long-term care, accidental death and dismemberment coverages, and the results of managed disability. Our individual segment includes individual disability and individual long-term care. The voluntary benefits segment includes products sold to employees through payroll deduction at the work site. These products include life insurance and health products, primarily disability, accident and sickness, and cancer. We also have two additional segments: other and corporate. The other segment includes the results from products no longer actively marketed, including corporate-owned life insurance, reinsurance pools and management operations, group pension, individual life insurance, and individual annuities. The corporate segment includes investment income on corporate assets not specifically allocated to a line of business, corporate interest expense, amortization of goodwill, and certain corporate expenses not allocated to a line of business.

Business Strategies

   Our objective is to grow our business and improve our profitability by following the three strategies set forth below.

 Provide Integrated Product Choices

   We offer a comprehensive portfolio of income protection products and services. These coverage choices, available in the employee benefit, individual, and voluntary market segments, seek to meet the diverse needs of the marketplace. We seek to achieve a competitive advantage by offering group, individual, and voluntary/work site products that can combine with other coverages to provide integrated product solutions for customers.

   Employees are increasingly turning to the workplace for access to quality insurance protection. Through return-to-work expertise and a comprehensive portfolio of basic employee benefits, as well as supplemental, voluntary, and executive product offerings, we offer companies of all sizes highly competitive benefits to protect the incomes and lifestyles of employees and their families. Income protection solutions include integrated short-term and long-term disability income protection plans with flexible coverage and funding options.

   Our broad portfolio also includes individual income protection products that help protect individual customers and their families from the financial effects of accidents or illnesses. The products feature choices suited to different ages, incomes, family needs, and lifestyles. We also offer long-term care insurance as a lifestyle protection solution product.

   In order to give the appropriate focus to our three primary business markets, we have established national practice groups to focus on large employers, executive benefits, and voluntary benefits. These national practice groups work with our sales force to present coverage solutions to potential customers and to manage existing customer accounts.

 Provide Benefits Emphasizing Returning People to Work and to an Independent Lifestyle

   For corporate and individual customers, we offer expert resources to help claimants recover their ability to earn an income and regain an independent lifestyle. These resources include the following:

   Benefits Management and Client Care. Our benefits organization is focused on helping customers who have suffered an accident or illness to return to work and to an independent lifestyle. Our extensive resources reflect the significant investments we have made in this area. This coordinated effort focuses centralized home office knowledge and local case management and support specialists across North America on making the best resources available for each customer's specific situation.

   Specialized Support. Once a customer submits a claim, it is assigned to an expert for handling based on the severity and type of condition. Specialized claims representatives, rehabilitation specialists, nurse case managers, and physicians work directly with each claimant and, where appropriate, with the claimant's medical providers and employer. These specialized resources may also be able to assist a claimant's medical provider in developing treatment plans or return-to-work goals for the claimant. When a claimant is ready to return to work, we offer reimbursement to employers for eligible work site accommodations to enable an employee's transition back to the workplace. If a claimant is unable to return to work, we can provide employment counseling, vocational assessment, analysis of skills, and assistance with education or retraining to help the claimant find a new career.

   Social Security Disability Income Assistance. For those claimants who are not able to return to work for a considerable time, we can help initiate the social security application process by working with the claimants in the application and appeals process to help seek benefits for which the claimant might be eligible.

   Returning to an Independent Lifestyle. For customers who experience accidents or illnesses and are not able to return to work, we offer resources to enable a transition back to the most independent lifestyle possible. We provide information resources for customers and family members of those living with disabilities and provide the assistance of claims specialists who fully understand the dynamics of adjusting to life with longer-term impairments.

   Integrated Information Services and Pre-Disability Planning. We help employers identify disability patterns and provide insight into how to better manage the total cost of disability, including worker's compensation and other lost time expenses. Our managed disability planning process and return-to-work dividend program can help employers reduce absenteeism, increase the number of employees who return to work following a disability, lower employee replacement and retraining costs, reduce premiums for medical benefits, increase productivity, and improve employee morale.

 Provide Highly Responsive Service for Customers and their Advisors

   We are committed to providing customers with easy access to our resources through increased use of technology and through a broad and multi-channel distribution network. We offer work site enrollment and marketing capabilities and provide advanced sales support to brokers, agents, and other business partners.

   For corporate customers, we offer: programs to help companies better understand the causes, cost, and impacts of disability; creative return-to-work solutions; research initiatives and ongoing studies in the scientific and human aspects of disability; claims professionals trained in the disabling condition affecting the employee, with coordinated resources and information focused on helping the individual return to work; local case management; reimbursement for qualified workplace accommodations; information, support, assistance, and referrals for living with a disabling condition; independent financial counseling to assist family members after the death of an employee; no-cost cash management services for life insurance beneficiaries immediately on payment of a policy benefit; 24 hour access for employees to counselors trained to help with personal problems; and assistance for people who suffer accidents or illnesses away from home.

   For individual customers, we offer personalized claim service from professionals trained in the disabling condition affecting the claimant; information, support, assistance, and referrals for living with a disabling condition; 24-hour access to information on aging and long-term care; and research initiatives and ongoing studies in the scientific and human aspects of disability.

Recent Strategic Transactions

   During the third and fourth quarters of 2000, we completed various strategic transactions which we believe will strengthen our financial position and assist us in meeting our financial objectives. These transactions include various reinsurance arrangements and entering into a strategic relationship with HealthExtras, Inc., through which we will market our individual disability insurance products to middle income consumers. We also completed the sale of one of our inactive subsidiaries in February 2001. We believe that these strategic transactions will help us strengthen our balance sheet and improve our capital base to support our business.

Ratings

   Standard & Poor's Corporation, Moody's Investors Service, Inc., Fitch, Inc. (formerly Fitch/Duff & Phelps), and A.M. Best Company are among the third parties that provide assessments of our overall financial position. Ratings from these agencies for financial strength are available for certain of our individual insurance company subsidiaries. Financial strength ratings are based primarily on statutory financial information for these individual insurance companies. Our debt ratings are based primarily on consolidated financial information prepared using generally accepted accounting principles. Both financial strength ratings and debt ratings incorporate qualitative analyses by rating agencies on an ongoing basis.

   On August 23, 2000, Moody's lowered our senior debt rating to Baa1 from A3, lowered the financial strength ratings of our insurance subsidiaries to A2 from A1, and confirmed our short-term rating at Prime-2. We have not experienced a material impact on our new sales or persistency of existing business as a result of these ratings changes.

   The table below reflects our most recent debt ratings and the financial strength ratings for certain of our insurance company subsidiaries.

                               S&P                   Moody's                      Fitch              AM Best
                         ----------------  ---------------------------  -------------------------  ------------
UnumProvident
 Corporation Senior
 debt................... A- (strong)       Baa1 (medium grade)          A- (high credit quality)   Not rated
 Junior subordinated
  debt.................. BBB (good)        Baa2 (medium grade)          BBB+ (good credit quality) Not rated
 Commercial paper....... A-2 (good)        Prime-2 (strong ability)     F2 (good credit quality)   Not rated
U.S. Insurance
 SubsidiariesAccident... AA- (very strong) A2 (good financial security) AA- (very strong)          A+ (superior)
 Provident Life and
  Casualty.............. Not rated         Not rated                    Not rated                  A+ (superior)
 Unum America........... AA- (very strong) A2 (good financial security) AA- (very strong)          A+ (superior)
 First Unum Life........ AA- (very strong) A2 (good financial security) AA- (very strong)          A+ (superior)
 Colonial............... AA- (very strong) A2 (good financial security) AA- (very strong)          A+ (superior)
 Paul Revere Life....... AA- (very strong) A2 (good financial security) AA- (very strong)          A+ (superior)
 Paul Revere Variable... AA- (very strong) A2 (good financial security) AA- (very strong)          A+ (superior)
 Paul Revere
  Protective............ AA- (very strong) A2 (good financial security) AA- (very strong)          A+ (superior)

   The information contained in the debt and financial security ratings above is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Recent Developments

  General

   On February 12, 2001, we publicly released certain unaudited consolidated financial information for the year ended December 31, 2000. Although this financial information has been prepared in accordance with generally accepted accounting principles, it does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                                As of or
                                           As of or          For the Quarter
                                      For the Year Ended          Ended
                                          December 31          December 31
                                      -------------------- -------------------
                                        1999       2000      1999      2000
                                      ---------  --------- --------- ---------
                                        (in millions, except share and per
                                                    share data)
Statement of Operations Data
Revenue excluding net realized
 investment gains and losses......... $ 9,242.5  $ 9,446.9 $ 2,352.0 $ 2,305.0
Income before special items and net
 realized investment gains and
 losses..............................     634.8      570.7     137.2     148.6
Income (loss) before net realized
 investment gains and losses.........    (239.7)     573.1     137.2     151.0
Net income (loss)....................    (182.9)     564.2     136.0     149.6

Per Common Share Information
Net income (loss)--basic............. $   (0.77) $    2.34 $    0.57 $    0.62
Net income (loss)--assuming
 dilution............................     (0.77)      2.33      0.56      0.62
Book value...........................     20.73      23.12
Book value excluding net unrealized
 gains/losses on securities..........     20.65      22.24

Weighted Average Common Shares Out-
 standing (000s)
Average shares--basic................ 239,080.6  240,880.4 240,340.3 241,207.8
Average shares--assuming dilution.... 239,080.6  242,061.0 241,383.1 242,976.0

 Comparative Data

   Annual Data. For the year ended December 31, 2000, we reported after-tax operating income before net realized investment gains and losses and special items of $570.7 million ($2.36 per diluted common share), compared to $634.8 million ($2.66 per diluted common share) for 1999.

   Net income for 2000 was $564.2 million ($2.33 per diluted common share), compared to a net loss of $182.9 million ($0.77 per diluted common share) in 1999. These results include net realized after-tax investment losses of $8.9 million ($0.04 per diluted common share) in 2000 and gains of $56.8 million ($0.23 per diluted common share) in 1999. The after-tax investment losses in 2000 include after-tax losses of $16.8 million recognized in the third and fourth quarters upon transfer of fixed income securities to the reinsurer of the individual life and corporate-owned life insurance businesses. This loss was due to a change in market interest rates and not the result of a credit deterioration in the bonds. Also included in full year net income (loss) are special items which produced a net gain of $2.4 million ($0.01 per diluted common share) in 2000 and losses of $874.5 million ($3.66 per diluted common share) in 1999.

   As of December 31, 2000, book value per common share was $23.12, compared to $20.73 a year ago. Book value per common share excluding net unrealized gains and losses on securities as of December 31, 2000 was $22.24, compared to $20.65 a year ago.

   Quarterly Data. Our after-tax operating income before net realized investment gains and losses and special items was $148.6 million ($0.61 per diluted common share) for the fourth quarter of 2000, compared to $137.2 million ($0.57 per diluted common share) for the fourth quarter of 1999.

   Our net income for the fourth quarter of 2000 was $149.6 million ($0.62 per diluted common share) compared with $136.0 million ($0.56 per diluted common share) in the fourth quarter of 1999. These results for the fourth quarter of 2000 include special items which increased income by $3.7 million before tax, or $2.4 million after tax ($0.01 per diluted common share). During the fourth quarter of 2000, we purchased a single premium annuity for our retirees which allowed the release of the related pension plan liability and resulted in a before-tax net gain of $116.1 million. This operating gain was partially offset by reserve adjustments of $65.6 million in our long-term disability business and $21.9 million in the reinsurance operations, asset write-offs and loss provisions of $15.5 million in the reinsurance operations, and consolidation and benefit accruals of $9.4 million. For details of these items see "-- Quarterly Results by Segment" below.

   These net income results also include net realized after-tax investment losses of $1.4 million in the fourth quarter of 2000 and losses of $1.2 million in the fourth quarter of 1999.

 Quarterly Results by Segment

   Our employee benefits segment reported income before net realized investment gains and losses and federal income taxes ("income") of $81.4 million in the fourth quarter of 2000, compared to $114.5 million in the fourth quarter of 1999. Included in the fourth quarter of 2000 results was an increase of $65.6 million in our group long-term disability claim reserves, which represents 1.2% of total group long-term disability claim reserves. The increase, which resulted from lengthening the projected average claim duration for certain of our group long-term disability claims, is not a result of deteriorating experience but is believed appropriate based on management's assessment of the ultimate settlement of these claims. Excluding the impact of this special item, the employee benefits segment reported income of $147.0 million in the fourth quarter of 2000, a 28.4% improvement over the year ago results.

   Within the employee benefits segment, the group disability line reported income of $15.0 million in the fourth quarter of 2000 compared to $56.2 million in the prior year fourth quarter. Excluding the impact of the $65.6 million special item in this line of business, this line reported income of $80.6 million in the fourth quarter of 2000. The improved operating performance resulted from higher net investment income and a decline in total expenses. The loss ratio for group disability in the fourth quarter of 2000 was 87.3% (excluding the special item) compared to 86.3% in the year ago fourth quarter. The increase in the loss ratio was primarily the result of slower growth in premium income and higher cash benefits paid in the current quarter. The increase in the loss ratio does not indicate a change in experience trends, as the underlying fundamentals continue to improve. The increase in the amortization of deferred policy acquisition costs for persistency adjustments totaled $2.5 million in the fourth quarter of 2000 compared to $4.2 million in the year ago quarter and $3.7 million in the third quarter of 2000.

   Also within the employee benefits segment, the group life, accidental death and dismemberment ("AD&D"), and group long-term care lines of business reported income of $64.3 million in the fourth quarter of 2000, compared to income of $56.7 million in the year ago quarter. The improvement was primarily the result of significantly improved results in the group life and group long-term care lines of business. The AD&D line produced lower income in the fourth quarter of 2000 compared to a year ago, but exhibited improved results from the third quarter of 2000.

   Premium income for the employee benefits segment increased 1.2% to $1,013.4 million in the fourth quarter of 2000, compared to $1,001.4 million in the fourth quarter of 1999. New annualized sales (submitted date basis) for group disability increased 24.8% to $162.8 million in the fourth quarter of 2000, from $130.5 million in the fourth quarter of 1999. New annualized sales (submitted date basis) for group life, AD&D, and group long-term care increased 41.2% to $139.4 million in the fourth quarter of 2000, from $98.7 million in the fourth quarter of 1999. New sales in the employee benefits segment benefited from improved sales in both the large case/national practice segment as well as the small case segment. Premium persistency in our long-term disability block was 82.0% for full year 2000 compared to 87.8% for full year 1999.

   The individual segment reported income of $79.4 million in the fourth quarter of 2000, compared to $69.8 million in the fourth quarter of 1999. Within this segment, the individual disability line of business reported income of $74.1 million in the fourth quarter of 2000, compared to income of $68.2 million in the year ago quarter. The improved results are primarily due to higher net investment income and a decline in total expenses. Income in the individual long-term care line of business was $5.3 million for the fourth quarter of 2000 compared to $1.6 million for the same period of 1999. The improvement primarily resulted from an increase in both premium income and net investment income.

   Premium income in the individual segment increased 7.8% to $443.5 million in the fourth quarter of 2000, compared to $411.4 million in the fourth quarter of 1999. New annualized sales in the individual disability income line totaled $32.4 million in the fourth quarter of 2000, compared to $30.9 million in the fourth quarter of 1999, an increase of 4.9%. New annualized sales in the individual long-term care line totaled $14.4 million in the fourth quarter of 2000, compared to $11.9 million in the fourth quarter of 1999, an increase of 21.0%.

   The voluntary benefits segment reported income of $39.4 million in the fourth quarter of 2000, compared to $42.2 million in the fourth quarter of 1999. The decline was primarily the result of a higher benefit ratio in the fourth quarter of 2000 compared to a year ago, driven by unfavorable results in the life and cancer product lines. This decline was partially offset by increased premium income and lower operating expenses. Premium income for this segment increased 6.1% to $185.5 million in the fourth quarter of 2000, compared to $174.9 million in the fourth quarter of 1999. New annualized sales in this segment increased 13.0% to $86.1 million in the fourth quarter of 2000, from $76.2 million in the fourth quarter of 1999.

   The other segment reported a loss of $29.4 million in the fourth quarter of 2000, compared to income of $15.8 million in the fourth quarter of 1999. Included in the fourth quarter of 2000 results was an increase of $21.9 million in claim reserves of certain reinsurance pools in which we participate and a charge of $15.5 million related to uncollectible receivables and loss provisions. As previously announced during 1999, we have implemented a strategy to exit our reinsurance pools and management operations.

   Excluding the impact of the 2000 special items that are included in the other segment ($37.4 million), the other segment reported income of $8.0 million in the fourth quarter of 2000. Revenue (excluding net realized investment gains and losses and the 2000 special items) in this segment totaled $149.2 million in the fourth quarter of 2000, compared to $300.6 million in the fourth quarter of 1999, reflecting the on-going wind down of these lines of business.

   The corporate segment reported income of $62.5 million in the fourth quarter of 2000, compared to a loss of $31.4 million in the fourth quarter of 1999. The $116.1 million gain on the purchase of the annuity for our retirees, as well as $9.4 million of expense related to certain benefits and office consolidations, are included in this segment's fourth quarter 2000 results. Excluding the impact of these special items of $106.7 million, this segment reported a loss of $44.2 million in the fourth quarter of 2000. Interest expense in the fourth quarter of 2000 totaled $45.6 million, compared to $37.0 million in the fourth quarter of 1999 and $47.2 million in the third quarter of 2000.

                        CONSOLIDATED RATIOS OF EARNINGS
                   TO FIXED CHARGES AND EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   Our consolidated ratio of earnings to fixed charges including our consolidated subsidiaries is computed by dividing earnings by fixed charges. The ratios of earnings to fixed charges for the periods prior to December 31, 1999 have been restated to give retroactive effect to the merger of Unum Corporation and Provident Companies, Inc. on June 30, 1999. The following table sets forth our consolidated ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                 For the Year Ended December      For the Nine
                                             31                   Months Ended
                                 -------------------------------  September 30
                                 1995  1996  1997  1998  1999(2)      2000
                                 ----  ----  ----  ----  -------  ------------
Earnings to Fixed Charges:
Excluding Preferred Stock
 Dividends(1)................... 8.6x  8.9x  10.1x 7.7x   (0.1)x      5.3x
Including Preferred Stock
 Dividends(3)................... 6.8   7.0    8.4  7.5    (0.1)       5.3

--------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest and debt expense, amortization of deferred debt costs, and the estimated interest portion of rent expense.
(2) Earnings are inadequate to cover fixed charges. The coverage deficiency totals $165.5 million.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest and debt expense, amortization of deferred debt costs, the estimated interest portion of rent expense and preferred stock dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following is our selected consolidated financial information. The balance sheet and income statement data as of and for the five years ended December 31, 1999 are taken from our audited consolidated financial statements as of the end of and for each such year. The balance sheet and income statement data as of and for the nine months ended September 30, 1999 and September 30, 2000 are taken from our unaudited condensed consolidated financial statements as of the end of and for each such nine-month period. The unaudited interim data include all adjustments which are, in our opinion, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the nine months ended September 30, 2000 are not necessarily indicative of results for the entire year. You should read this selected consolidated financial information in conjunction with our consolidated financial statements and notes that are contained in our Annual Report on Form 10-K for the year ended December 31, 1999 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, and which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                                   For the
                                                                              Nine Months Ended
                                  For the Year Ended December 31                September 30
                         --------------------------------------------------  --------------------
                           1995      1996       1997      1998      1999       1999       2000
                         --------- ---------  --------- --------- ---------  ---------  ---------
                                    (in millions, except share and per share data)
Statement of Operations
 Data
Premium income.......... $ 4,147.6 $ 4,288.8  $ 5,293.1 $ 6,129.0 $ 6,843.2  $ 5,105.1  $ 5,325.3
Net investment income...   2,027.6   1,893.4    2,015.7   2,035.4   2,059.7    1,531.0    1,577.5
Net realized investment
 gains (losses).........     193.4      (5.2)      11.5      55.0      87.1       89.3      (12.4)
Other income............     187.1     148.2      357.0     299.9     339.6      254.4      239.1
                         --------- ---------  --------- --------- ---------  ---------  ---------
Total revenue...........   6,555.7   6,325.2    7,677.3   8,519.3   9,329.6    6,979.8    7,129.5
Benefits and expenses...   5,997.8   5,757.4    6,760.6   7,599.1   9,495.1    7,354.0    6,495.0
                         --------- ---------  --------- --------- ---------  ---------  ---------
Income (loss) before
 federal income taxes...     557.9     567.8      916.7     920.2    (165.5)    (374.2)     634.5
Federal income taxes
 (credit)...............     161.2     184.2      299.1     302.8      17.4      (55.3)     219.9
                         --------- ---------  --------- --------- ---------  ---------  ---------
Net income (loss)....... $   396.7 $   383.6  $   617.6 $   617.4 $  (182.9) $  (318.9) $   414.6
                         ========= =========  ========= ========= =========  =========  =========
Per Common Share
 Information
Net income (loss)--
 basic.................. $    1.81 $    1.75  $    2.62 $    2.60 $   (0.77) $   (1.34) $    1.72
Net income (loss)--
 assuming dilution...... $    1.80 $    1.72  $    2.57 $    2.54 $   (0.77) $   (1.34) $    1.72
Common stockholders'
 equity at end of
 period................. $   17.89 $   18.29  $   23.46 $   25.89 $   20.73  $   20.57  $   21.49
Cash dividend........... $    0.51 $    0.53  $    0.55 $    0.57 $    0.58  $    0.43  $    0.44
Weighted Average Common
 Shares
Outstanding (000s)
- Basic................. 211,610.8 212,401.5  230,741.2 236,975.2 239,080.6  238,670.2  240,766.3
- Assuming dilution..... 212,988.8 215,301.1  235,818.2 242,348.9 239,080.6  238,670.2  241,749.1

                                         As of December 31
                         ------------------------------------------------- As of September 30
                           1995      1996      1997      1998      1999           2000
                         --------- --------- --------- --------- --------- ------------------
                                                    (in millions)
Financial Position
Assets.................. $31,472.6 $30,813.8 $37,040.1 $38,602.2 $38,447.5     $40,202.5
Long-term debt,
 subordinated debt
 securities, and
 preferred securities... $   975.3 $   927.0 $ 1,396.2 $ 1,525.2 $ 1,466.5     $ 1,466.5
Stockholders' equity.... $ 3,955.2 $ 4,001.7 $ 5,714.1 $ 6,146.2 $ 4,982.2     $ 5,176.7

                                USE OF PROCEEDS

   We will use the net proceeds from the sale of these notes to refinance existing short-term debt. Pending such use, we may temporarily invest the net proceeds in highly liquid short-term debt securities.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2000, on an actual basis and as adjusted to give effect to this notes offering and the application of the net proceeds from the offering, as described under "USE OF PROCEEDS" in this prospectus supplement.

                                                       As of September 30, 2000
                                                       -------------------------
                                                                 As Adjusted for
                                                        Actual    the Offering
                                                       --------  ---------------
                                                       (in millions of dollars)

Total short-term debt................................  $1,021.3     $  521.3
Total long-term debt.................................   1,166.5      1,666.5
                                                       --------     --------
Total debt...........................................  $2,187.8     $2,187.8
                                                       --------     --------
Company-obligated mandatorily redeemable preferred
 securities of subsidiary trust holding solely junior
 subordinated debt securities of the company.........  $  300.0     $  300.0
                                                       --------     --------
Stockholders' equity
  Common stock, $0.10 par value; authorized:
   725,000,000 shares, issued: 241,033,535 shares ...  $   24.1     $   24.1
  Preferred stock, $0.10 par value; authorized:
   25,000,000 shares, issued: 0......................       --           --
  Additional paid-in capital.........................   1,036.3      1,036.3
  Accumulated other comprehensive loss...............    (104.7)      (104.7)
  Retained earnings..................................   4,230.2      4,230.2
  Treasury stock at cost: 176,295 shares                   (9.2)        (9.2)
                                                       --------     --------
Total stockholders' equity...........................  $5,176.7     $5,176.7
                                                       --------     --------
Total capitalization.................................  $7,664.5     $7,664.5
                                                       ========     ========

--------
(1) The data contained in the as adjusted column assumes $500 million principal amount of notes will be issued in this offering.

                              DESCRIPTION OF NOTES

   We will issue the notes under an indenture, to be dated as of             ,
2001, between us and The Chase Manhattan Bank, as trustee. The following description of the particular terms of the notes offered in this prospectus supplement supplements the description of the indenture and the general terms and provisions of the notes set forth in the accompanying prospectus. For a more complete description of the indenture and the notes we refer you to the section entitled "DESCRIPTION OF DEBT SECURITIES" in the accompanying prospectus on page 6.

Ranking

   The notes are our unsecured senior obligations and will rank equally with each other and with all of our other existing and future unsecured and senior indebtedness but will be senior to all of our existing and future subordinated indebtedness, if any. As of December 31, 2000, we had $1,166.5, million of senior debt outstanding which will rank equally with the notes.

Exchange Listing

   We do not intend to list the notes on any securities exchange or have them included for quotation on any automated quotation system.

Interest; Maturity

   The notes will bear interest at  % annually and will mature on             ,
2011. We may at our discretion, without the consent of holders of the notes, issue additional notes ranking equally and ratably, and which will be consolidated and form a single series, with the notes offered hereby in all respects.

Payment Dates; Record Dates

   The notes will bear interest from      , 2001, or from the most recent
interest payment date to which interest has been paid or provided for. We will
pay interest on the notes semiannually in arrears on        and        of each
year to the registered holders of the notes as of the close of business on the
immediately preceding        and       , respectively, whether or not such day
is a business day. The first interest payment date will be      , 2001.

Rating

   The notes are expected to have the same rating as our other senior debt which is currently rated A- by Standard & Poors, Baa1 by Moody's and A- by Fitch. We cannot assure you that these ratings will not change in the future.

No Sinking Fund

   The notes will not be entitled to the benefit of a sinking fund.

Optional Redemption

   Each of the notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the redemption date semiannually from the respective date on which such principal and interest would have been paid had the notes not been redeemed (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Rate (as defined below), plus   basis points, plus in either case accrued
interest on the notes to the date of redemption.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us to serve as Independent Investment Banker for this purpose.

   "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable

Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

   "Reference Treasury Dealer" means each of     ,     ,     ,     , and their
respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall replace that former dealer with another Primary Treasury Dealer.

   We will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the notes to be redeemed.

   Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions of the notes called for redemption.

Book-Entry System

   One or more global securities deposited with, or on behalf of, The Depository Trust Company, New York, New York, will represent the notes. The global securities representing the notes will be registered in the name of a nominee of The Depository Trust Company. Except under the circumstances described in the accompanying prospectus under "DESCRIPTION OF DEBT SECURITIES--Global Securities" on page 10 we will not issue the notes in definitive form.

   The Depository Trust Company follows the procedures for the global securities in the accompanying prospectus under "DESCRIPTION OF DEBT SECURITIES--Global Securities" on page 10. The Depository Trust Company has confirmed to us, the underwriters, and the trustee that it intends to follow these procedures for the notes.

Trustee

   The Chase Manhattan Bank shall act as indenture trustee under the indenture pursuant to which the notes will be issued. The Chase Manhattan Bank is also trustee under each of the other indentures pursuant to which we have debt securities currently outstanding.

                                  UNDERWRITING

   We and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                                Principal Amount
    Underwriters                                                    of Notes
    ------------                                                ----------------
Banc of America Securities LLC.................................
Salomon Smith Barney Inc.......................................
Goldman, Sachs & Co. ..........................................
Morgan Stanley & Co. Incorporated..............................
Wachovia Securities, Inc. .....................................
                                                                  ------------
  Total........................................................   $500,000,000

   Notes sold by the underwriters to the public will initially be offered at the price to public set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the price to public of up to % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the price to public of up to % of the principal amount of notes. If all of the notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

   The notes are a new issue of securities with no established trading market and we do not intend to apply for listing of the notes on a national securities exchange or for inclusion of the notes on any automated quotation system. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

   In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

   We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $ million.

   We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   In the ordinary course of their respective businesses, the underwriters and their affiliates engage, and may in the future engage, in investment banking and commercial banking transactions with us and our subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The address of the SEC's web site is provided for the information of prospective investors and not as an active link. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

   The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and should be read with the same care. When we update the information contained in documents that have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superceded. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus supplement and the accompanying prospectus or information incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the following documents listed below and any additional documents we file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the notes is completed:

     (1) Annual Report on Form 10-K for the year ended December 31, 1999;

     (2) Quarterly Reports on Form 10-Q for the periods ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     (3) Current Reports on Form 8-K filed on January 3, 2001 and February 12, 2001.

   You may request a copy of these filings, at no cost, by writing or telephoning us at either of the following addresses:

                              Corporate Relations
                           UnumProvident Corporation

     2211 Congress Street                        1 Fountain Square
     Portland, Maine 04122                       Chattanooga, Tennessee 37402
     Telephone: (207) 770-4361

                                                 Telephone: (423) 755-1011

PROSPECTUS

                                 $1,000,000,000

                                  UnumProvident
                                    Corporation


                             SENIOR DEBT SECURITIES

                          SUBORDINATED DEBT SECURITIES

                                PREFERRED STOCK

                               DEPOSITARY SHARES

                                  COMMON STOCK

                                    WARRANTS

                            STOCK PURCHASE CONTRACTS

                                      AND

                              STOCK PURCHASE UNITS

                        UNUMPROVIDENT FINANCING TRUST II

                       UNUMPROVIDENT FINANCING TRUST III

                              PREFERRED SECURITIES
                    AS FULLY AND UNCONDITIONALLY GUARANTEED
                          BY UNUMPROVIDENT CORPORATION

   We will provide you with more specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

   We may offer these securities from time to time in amounts, at prices and on other terms to be determined at the time of offering. The total offering price of the securities offered to the public will be limited to $1,000,000,000.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is September 1, 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
About This Prospectus....................................................    1
Where You Can Find More Information......................................    1
Forward-Looking Statements...............................................    2
UnumProvident Corporation................................................    3
UnumProvident Trusts.....................................................    3
Use of Proceeds..........................................................    4
Consolidated Ratios of Earnings to Fixed Charges and Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................    5
Description of Debt Securities...........................................    6
Description of Preferred Stock...........................................   21
Description of Depositary Shares.........................................   24
Description of Common Stock..............................................   28
Description of Warrants..................................................   31
Description of Stock Purchase Contracts and Stock Purchase Units.........   32
Description of Preferred Securities......................................   33
Description of Trust Guarantees..........................................   40
Effect of Obligations Under the Subordinated Debt Securities and the
 Trust Guarantees........................................................   43
Plan of Distribution.....................................................   43
Legal Matters............................................................   44
Experts..................................................................   44

   Notice to North Carolina residents: the Commissioner of Insurance for the State of North Carolina has not approved or disapproved these securities, nor has the Commissioner ruled upon the accuracy or adequacy of this document.

   The laws of the various states prohibit any person or entity from directly or indirectly acquiring 10% or more (5% or more in Alabama and Florida) of the voting control of any domestic insurance holding company without approval of the states' Commissioner of Insurance.

                             ABOUT THIS PROSPECTUS

   This document is called a prospectus and is part of a registration statement that we filed with the SEC using a "shelf" registration or continuous offering process. Under this shelf process, we may from time to time offer any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.

   This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION" below.

   The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "WHERE YOU CAN FIND MORE INFORMATION" below.

   When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and in the applicable prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of these documents.

   We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.

   Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

   Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to "we," "us," "our," or similar references mean UnumProvident Corporation and its subsidiaries.

   Unless otherwise stated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars ("$").

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The address of the SEC's web site is provided for the information of prospective investors and not as an active link. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

   The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superceded. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any additional documents we file with the SEC in the future under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  .  Annual Report on Form 10-K for the year ended December 31, 1999; and

  . Quarterly Reports on Form 10-Q for the periods ending March 31, 2000, and June 30, 2000.

   You may request a copy of these filings, at no cost, by writing to or telephoning us at either of the following addresses:

                              Corporate Relations
                           UnumProvident Corporation

        2211 Congress Street                     1 Fountain Square
        Portland, Maine 04122                    Chattanooga, Tennessee 37402
        (207) 770-4361                           (423) 755-8996

   We have not included or incorporated by reference in this prospectus any separate financial statements of UnumProvident Financing Trust II or UnumProvident Financing Trust III, which we will refer to as the trusts. We do not believe that these financial statements would provide holders of preferred securities with any important information for the following reasons:

  .  we will own all of the voting securities of the trusts;

  . the trusts do not and will not have any independent operations other than to issue securities and to purchase and hold our junior subordinated debt securities; and

  . we are fully and unconditionally guaranteeing the obligations of the trusts as described in this prospectus.

   Although the trusts would normally be required to file information with the SEC on an ongoing basis, we expect the SEC to exempt the trusts from filing this information for as long as we continue to file our information with the SEC.

                           FORWARD-LOOKING STATEMENTS

   This prospectus and accompanying prospectus supplements contain or incorporate statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements can be identified by the use of forward-looking language such as "may," "should," "believes," "expects," "anticipates," "estimates," "intends," "projects," "goals," "objectives," or other similar expressions. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Those statements are subject to certain risks and uncertainties, including but not limited to, certain risks described in the prospectus supplement accompanying this prospectus or other documents incorporated by reference. When considering those forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and the prospectus supplements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements.

                           UNUMPROVIDENT CORPORATION

   We are the surviving corporation in the merger on June 30, 1999 of Provident Companies Inc., the leading individual disability insurance provider in North America, with Unum Corporation, the leading group disability insurance provider. We are the parent holding company for a group of insurance companies that collectively operate in North America and in the United Kingdom, Japan, and Argentina. Our principal operating subsidiaries are Unum Life Insurance Company of America (Unum America), Provident Life and Accident Insurance Company (Accident), The Paul Revere Life Insurance Company (Paul Revere Life), and Colonial Life & Accident Insurance Company (Colonial). We, through our subsidiaries, are the largest provider of group and individual disability insurance in North America, the United Kingdom, and Japan. We also provide a complementary portfolio of life insurance products, including long-term care insurance, life insurance, employer- and employee-paid group benefits, and related services.

                              UNUMPROVIDENT TRUSTS

   Each of UnumProvident Financing Trust II and UnumProvident Financing Trust III is a Delaware statutory business trust and was created by the certificate of trust that we filed with the Secretary of State of Delaware on August 14, 2000. Each trust is subject to the terms of its declaration of trust that we have executed as the depositor of the trust and which has also been executed by trustees of the trust. At the time a trust issues any preferred securities, the applicable declaration of trust will be amended and restated to set the terms of the preferred securities. The common securities will represent an aggregate liquidation amount equal to at least 3% of each trust's total capitalization. The preferred securities will represent the remaining approximate 97% of the trust's total capitalization. The terms of the common securities will also be contained in the amended declaration and the common securities will rank equally, and payments will be made ratably, with the preferred securities. However, if there are certain continuing payment events of default under the subordinated indenture, our rights as holder of the common securities to distributions, liquidation, redemption and other payments from the trust will be subordinated to the rights to those payments of the holders of the preferred securities. Each trust will use the proceeds of the sale of the preferred securities and the common securities to invest in junior subordinated debt securities that we will issue to the trust. The preferred securities will be guaranteed by us as described later in this prospectus.

   Each trust has a term of approximately 45 years but may be dissolved earlier under the terms of its amended declaration. The trustees of each trust will conduct the business and affairs of the trust. As holder of the common securities, we are entitled to appoint, remove, replace or increase or reduce the number of trustees. The amended declarations govern the duties of the trustees. Most of the trustees will be employees, officers or affiliates of ours and will be referred to as administrative trustees. One trustee of each trust, the property trustee, will be a financial institution that is not affiliated with us and that has a minimum of combined capital and surplus of at least $50 million. The property trustee will act as indenture trustee for the purpose of compliance with the provisions of the Trust Indenture Act of 1939. Unless the property trustee has a principal place of business in the State of Delaware, and meets other legal requirements, we will appoint another trustee for each trust who meets these requirements to serve as the Delaware trustee.

   The trusts exist solely for the following purposes:

  . to issue the preferred securities and common securities which we collectively refer to as the trust securities and which represent undivided beneficial interests in the assets of the trusts;

  . to invest the gross proceeds from the sale of the trust securities in junior subordinated debt securities issued by us;

  . to distribute the cash payments they receive from the junior subordinated debt securities they own to the holders of the trust securities; and

  . to engage in only those other activities that are necessary for or are incidental to issuing the trust securities and investing in the junior subordinated debt securities.

   We or any subsequent holder of the common securities will pay all fees and expenses related to the trusts and the offering of the preferred securities and will pay all ongoing costs and expenses of the trusts.

   The property trustee of each trust is The Chase Manhattan Bank, 450 West 33rd Street, 15th Floor, New York, New York 10001. The Delaware trustee is Chase Manhattan Bank USA, National Association and its address in the State of Delaware is 1201 Market Street, Wilmington, Delaware 19801. The principal place of business of each trust is c/o UnumProvident Corporation, 1 Fountain Square, Chattanooga, Tennessee 37402. The telephone number for each trust at that address is (423) 755-1011.

                                USE OF PROCEEDS

   Unless otherwise specified in the applicable prospectus supplement for any offering of securities, the net proceeds we receive from the sale of these securities will be used for general corporate purposes, which may include:

  .  funding investments in, or extensions of credit to, our subsidiaries;

  .  reducing or refinancing debt;

  .  redeeming outstanding securities;

  .  financing possible acquisitions; and

  .  working capital.

   Pending such use, we may temporarily invest net proceeds. We do not have any present plans, and are not engaged in any negotiations, for the use of any such proceeds, or the issuance of common stock, in any future acquisition. We will disclose any proposal to use the net proceeds from any offering of securities in connection with an acquisition in the prospectus supplement relating to such offering.

                        CONSOLIDATED RATIOS OF EARNINGS
                   TO FIXED CHARGES AND EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   Our consolidated ratio of earnings to fixed charges including our consolidated subsidiaries is computed by dividing earnings by fixed charges. The ratio of earnings to fixed charges for the periods prior to December 31, 1999 have been restated to give retroactive effect to the merger of Unum Corporation and Provident Companies, Inc. on June 30, 1999. The following table sets forth our consolidated ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                                     For the
                                                                    Six Months
                          For the Year Ended December 31              Ended
                         ----------------------------------------    June 30
                         1995    1996    1997    1998    1999(2)       2000
                         -----   -----   ------  -----   --------   ----------
Earnings to Fixed
 Charges
Excluding Preferred
 Stock Dividends(1).....   8.6x    8.9x    10.1x   7.7x     (0.1)x     5.4x
Including Preferred
 Stock Dividends(3).....   6.8     7.0      8.4    7.5      (0.1)      5.4

--------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest and debt expense, amortization of deferred debt costs, and the estimated interest portion of rent expense.
(2) Earnings are inadequate to cover fixed charges. The coverage deficiency totals $165.5 million.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest and debt expense, amortization of deferred debt costs, the estimated interest portion of rent expense and preferred stock dividends.

                         DESCRIPTION OF DEBT SECURITIES

General

   The following summary outlines the material terms of the senior debt securities and subordinated debt securities, which we collectively refer to as the debt securities, that we may offer from time to time. The specific terms of any debt securities we may offer and the extent, if any, to which these general terms and provisions may or may not apply to the debt securities will be described in the prospectus supplement relating to the particular series of debt securities.

   We will issue the senior debt securities under an indenture, which we will enter into with The Chase Manhattan Bank, as trustee. We will also issue the subordinated debt securities under an indenture, which we will enter into with The Chase Manhattan Bank, as trustee. Except for the subordination provisions included in the subordinated indenture, the indentures are substantially identical. The indentures are subject to and governed by the Trust Indenture Act, and we may supplement the indentures from time to time after we execute them. The following description of the debt securities may not be complete and is subject to and qualified in its entirety by reference to the form of either the senior or the subordinated indenture relating to the particular series of debt securities, each of which we have filed as an exhibit to the registration statement that contains this prospectus. Capitalized terms used but not defined in this description will have the meanings in the indentures. Wherever we refer to particular sections or defined terms of the indentures, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus.

Terms

   The debt securities will be our direct, unsecured obligations. The indebtedness represented by the senior debt securities will rank equally with all our other unsecured and unsubordinated debt, but will be subordinated to all of our existing and future secured indebtedness, if any. The indebtedness represented by the subordinated debt securities will rank junior in right of payment, under the terms contained in the subordinated indenture, and will be subject to our prior payment in full of our senior debt all as described under "--Subordination."

   The amount of debt securities we offer will be limited to the amount described on the cover of this prospectus. We may issue the debt securities, in one or more series from time to time, as our board of directors may establish by resolution or as we may establish in one or more supplemental indentures. We may issue debt securities with terms different from those of debt securities we previously issued. We may issue debt securities of the same series at more than one time and, unless prohibited by the terms of the series, we may reopen a series for issuances of additional debt securities, without the consent of the holders of the outstanding debt securities of that series. The debt securities may be denominated and payable in foreign currencies or units based on or related to foreign currencies. Special United States federal income tax considerations applicable to any debt securities denominated in foreign currencies will be described in the applicable prospectus supplement.

   Each indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of the debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of the debt securities, and a successor trustee may be appointed to act with respect to that series. Upon prior written notice, a trustee may be removed by act of the holders of a majority in principal amount of the outstanding debt securities of the series with respect to which the trustee acts as trustee. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee will be a trustee of a trust under the applicable indenture unrelated to the trust administered by any other trustee. Except as otherwise stated in this prospectus, any action described in this prospectus to be taken by each trustee may only be taken by the trustee with respect to the one or more series of debt securities for which it is trustee under the applicable indenture.

   You should refer to the applicable prospectus supplement relating to a particular series of debt securities for the specific terms of the debt securities, including, but not limited to:

     (1) the title of the debt securities of the series and whether the debt securities are senior debt securities or subordinated debt securities, including junior subordinated debt securities;

     (2) the total principal amount of the debt securities of the series and any limit on the total principal amount;

     (3) the price (expressed as a percentage of the principal amount of the debt securities) at which we will issue the debt securities of the series;

     (4) the terms, if any, by which holders may convert or exchange the debt securities of the series into or for common stock or other of our securities or property;

     (5) if the debt securities of the series are convertible or exchangeable, any limitations on the ownership or transferability of the securities or property into which holders may convert or exchange the debt securities;

     (6) the date or dates, or the method for determining the date or dates, on which we will be obligated to pay the principal of the debt securities of the series and the amount of principal we will be obligated to pay;

     (7) the rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, or the method by which the rate or rates will be determined;

     (8) the date or dates, or the method for determining the date or dates, from which any interest will accrue on the debt securities of the series, the dates on which we will be obligated to pay any such interest, the regular record dates if any, for the interest payments, or the method by which the dates shall be determined, the persons to whom we will be obligated to pay interest, and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

     (9) the place or places where the principal of, and any premium, Make-Whole Amount (as defined in the indenture), interest or Additional Amounts (as defined in the indenture) on, the debt securities of the series will be payable, where the holders of the debt securities may surrender debt securities for conversion, transfer or exchange, and where notices or demands to or upon us in respect of the debt securities and the indenture may be served;

     (10) if other than the trustee, the identity of each security registrar and/or paying agent for debt securities of the series;

     (11) the period or periods during which, the price or prices (including any premium or Make-Whole Amount) at which, the currency or currencies in which, and the other terms and conditions upon which, we may redeem the debt securities of the series, at our option, if we have such an option;

     (12) any obligation of ours to redeem, repay or purchase debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the terms and conditions upon which we will redeem, repay or purchase all or a portion of the debt securities of the series pursuant to that obligation;

     (13) the currency or currencies in which we will sell the debt securities and in which the debt securities of the series will be denominated and payable;

     (14) whether the amount of payment of principal of, and any premium, Make-Whole Amount, or interest on, the debt securities of the series may be determined with reference to an index, formula or other method and the manner in which the amounts will be determined;

     (15) whether the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities of the series are to be payable, at our election or at the election of the holder of the debt securities, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, the period or periods during which, and the terms and conditions upon which, this election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which the debt securities are denominated or stated to be payable and the currency or currencies in which the debt securities will be payable;

     (16) any provisions granting special rights to the holders of the debt securities of the series at the occurrence of certain events;

     (17) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants contained in the applicable indenture;

     (18) whether the debt securities of the series will be issued in certificated or book-entry form and the related terms and conditions;

     (19) whether the debt securities of the series will be in registered or bearer form and the terms and conditions relating to the applicable form, and if in registered form, the denomination in which we will issue the debt securities if other than $1,000 or a multiple of $1,000 and, if in bearer form, the denominations in which we will issue the debt securities if other than $5,000 or a multiple of $5,000;

     (20) the applicability, if any, of the defeasance or covenant defeasance provisions described below under "--Discharge, Defeasance and Covenant Defeasance";

     (21) any applicable United States federal income tax consequences, including whether and under what circumstances we will pay any Additional Amounts as contemplated in the applicable indenture on the debt securities, to any holder who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if we will pay Additional Amounts, whether we will have the option, and on what terms to redeem the debt securities instead of paying the Additional Amounts;

     (22) whether we may extend the interest payment periods and, if so, the terms of any extension;

     (23) if the principal amount payable on any maturity date will not be determinable on any one or more dates prior to the maturity date, the amount which will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the maturity date, or the manner of determining that amount;

     (24) any other covenant or warranty included for the benefit of the debt securities of the series;

     (25) any proposed listing of the debt securities of the series on any securities exchange; and

     (26) any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

   The debt securities of a series may provide for less than their entire principal amount to be payable if we accelerate the maturity of the debt securities as a result of the occurrence and continuation of an event of default. If this is the case, the debt securities would have what is referred to as "original issue discount." Any special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

   We may issue debt securities of a series from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of these debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on the applicable dates of the applicable currency, commodity, equity index or other factors.

   Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be described in the applicable prospectus supplement.

   The indentures do not contain any provisions that afford holders of the debt securities protection in the event we engage in a transaction in which we incur or acquire a large amount of additional debt.

Denominations, Interest, Registration and Transfer

   Unless the applicable prospectus supplement states otherwise, debt securities we issue in registered form of any series will be issued in denominations of $1,000 and multiples of $1,000. Unless the applicable prospectus supplement states otherwise, debt securities we issue in bearer form will be issued in denominations of $5,000 and multiples of $5,000.

   Unless the applicable prospectus supplement states otherwise, the principal of, and any premium, Make-Whole Amount, or interest on, any series of debt securities will be payable in the currency designated in the prospectus supplement at the corporate trust office of the trustee, initially located at The Chase Manhattan Bank, Global Trust Services, 15th Floor, 450 West 33rd Street, New York, New York 10001. At our option, however, payment of interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the security register for the series or by wire transfer of funds to that person at an account maintained within the United States. We may at any time designate additional paying agents, remove any paying agents, or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for any series. All monies we pay to a paying agent for the payment of principal of, or any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us. After this time, the holder of the debt security will be able to look only to us for payment.

   Any interest we do not punctually pay on any interest payment date with respect to a debt security will be defaulted interest and will cease to be payable to the holder on the original regular record date and may either:

     (1) be paid to the holder at the close of business on a special record date for the payment of defaulted interest to be fixed by the applicable trustee, or

     (2) may be paid at any time in any other lawful manner, all as more completely described in the applicable indenture.

   If the defaulted interest is to be paid on a special record date, notice of the special record date will be mailed to each holder of such not less than ten days before the special record date.

   Subject to certain limitations imposed on debt securities issued in book-entry form, debt securities of any series will be exchangeable for other debt securities of the same series and with the same total principal amount and authorized denomination upon surrender of the debt securities at the corporate trust office of the applicable trustee. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion, transfer or exchange at the corporate trust office of the applicable trustee. Every debt security surrendered for conversion, transfer or exchange will be duly endorsed or accompanied by a written instrument of transfer. There will be no service charge on any transfer or exchange of debt securities, but we may require payment by holders to cover any tax or other governmental charge payable in connection with the transfer or exchange.

   If the applicable prospectus supplement refers to us designating a transfer agent (in addition to the applicable trustee) for any series of debt securities, we may at any time remove the transfer agent or approve a change in the location at which the transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for any series of debt securities. We may at any time designate additional transfer agents with respect to any series of debt securities.

   Neither we nor any trustee will be required to do any of the following:

     (1) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before there is a selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption;

     (2) register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being only partially redeemed;

     (3) exchange any debt security in bearer form that is selected for redemption, except a debt security in bearer form may be exchanged for a debt security in registered form of that series and like denomination, provided that the debt security in registered form shall be simultaneously surrendered for redemption or exchange; or

     (4) issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security that is not to be repaid.

Global Securities

   The debt securities in registered form of a series may be issued in the form of one or more fully registered global securities that will be deposited with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement relating to the series and registered in the name of the depositary or its nominee. In this case, one or more registered global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding registered debt securities of the series to be represented by the registered global securities or securities. Unless and until it is wholly exchanged for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary to its nominee or by a nominee to the depositary or another nominee, or by the depositary or its nominee to a successor of the depositary or the successor depositary's nominee.

   The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a registered global security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

   Ownership of beneficial interests in a registered global security will be limited to persons that have accounts with, or are participants of, the depositary for the registered global security or persons that may hold interests through participants. When we issue a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by the registered global security owned by those participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the debt securities. Ownership of participants in a registered global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary and ownership of persons who hold debt securities through participants will be reflected on the records of participants. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair a person's ability to own, transfer or pledge beneficial interests in a registered global security.

   So long as the depositary, or its nominee, is the registered owner of the global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the debt securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form, and will not be considered the owners or holders thereof under the applicable indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

   Payments of principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, debt securities represented by a registered global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of us, the trustee or any other agent of ours or agent of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

   We expect that once the depositary receives any payment of principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, a registered global security, the depositary will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the registered global security held through the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

   If the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we do not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days, we will issue debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of such series in a definitive form in exchange for all of the registered global security or securities representing the debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the trustee. It is expected that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security.

   Debt securities in bearer form of a series may also be issued in the form of one or more global securities that will be deposited with a common depositary for Euroclear and CEDEL, or with a nominee for such depositary identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer form global security, with respect to any portion of a series of debt securities to be represented by a bearer form global security will be described in the applicable prospectus supplement.

Merger, Consolidation or Sale

   We may consolidate with, or sell, lease or otherwise transfer all or substantially all of our assets to, or merge with or into, any other corporation or trust or entity provided that:

     (1) we are the survivor in the merger, or the survivor, if not us, is an entity organized under the laws of the United States or a state of the United States and expressly assumes by supplemental indenture the due and punctual payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, all of the outstanding debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in each indenture;

     (2) immediately after giving effect to the transaction and treating any indebtedness that becomes an obligation of ours or one of our subsidiaries as a result of the transaction, as having been incurred by us or the subsidiary at the time of the transaction, there is no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default;

     (3) if, as a result of the transaction, our property or assets would be subject to an encumbrance that would not be permitted under the indenture, we shall take steps to secure the debt securities equally and ratably with all indebtedness secured in the transaction; and

     (4) certain other conditions that are described in the indentures are met.

   Upon any such consolidation, merger, or sale, the successor corporation formed, or into which we are merged or to which we are sold, shall succeed to, and be substituted for, us under the indentures.

   This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of substantially all of our assets. Except as may be described in the applicable prospectus supplement, there are no covenants or other provisions in the indentures providing for a put or increased interest or that would otherwise afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Certain Covenants

   Existence. Except as permitted under "--Merger, Consolidation or Sale" above we will do or cause to be done all things necessary to preserve and keep our legal existence, rights and franchises in full force and effect; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation of that right or franchise is no longer desirable in the conduct of our business and that its loss is not disadvantageous in any material respect to the holders of any debt securities.

   Maintenance of Properties. We will cause all of our material properties used or useful in the conduct of our business or the business of any of our subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and we will cause to be made all necessary repairs, renewals, replacements, betterments and improvements for those properties, as we in our judgment believe is necessary so that we may carry on the business related to those properties properly and advantageously at all times; provided, however, that we will not be prevented from selling or otherwise disposing of our properties or the properties of our subsidiaries in the ordinary course of business.

   Payment of Taxes and Other Claims. We will pay or discharge, or cause to be paid or discharged, before they become delinquent,

     (1) all taxes, assessments and governmental charges levied or imposed upon us or any subsidiary of ours or upon our income, profits or property or that of any subsidiary of ours, and

     (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or any subsidiary of ours;

provided, however, that we will not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

   Provision of Financial Information. Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will, within 15 days of each of the respective dates by which we are or would be required to file annual reports, quarterly reports and other documents with the SEC pursuant to such Section 13 and 15(d):

     (1) file with the applicable trustee copies of the annual reports, quarterly reports and other documents that we are or would be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; and

     (2) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of those documents to any prospective holder.

   Waiver of Certain Covenants. We may choose not to comply with any term, provision or condition of the foregoing covenants, or with certain other terms, provisions or conditions with respect to the debt securities of a series (except any such term, provision or condition which could not be amended without the consent of all holders of such series), if before or after the time for compliance with the covenant, term, provision or condition, the holders of at least a majority in principal amount of all outstanding debt securities of the series either waive compliance in that instance or generally waive compliance with that covenant or condition. Unless the holders expressly waive compliance with a covenant and the waiver has become effective, our obligations and the duties of the trustee in respect of the term, provision, or condition will remain in full force and effect.

   Covenants Relating to Junior Subordinated Debt Securities. In the subordinated indenture that governs the terms of the junior subordinated debt securities we issue to a trust, in connection with the issuance of trust securities, we will covenant that, so long as any preferred securities of the trust remain outstanding, if there has occurred any event that would constitute an event of default under the applicable trust guarantee or amended declaration or if we have extended the interest payment periods of the junior subordinated debt securities, we will not do any of the following:

     (1) declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, except for

    . purchases or acquisitions of shares of common stock in connection with the satisfaction of our obligations under any employee benefit plans or the satisfaction of our obligations pursuant to any contract or security outstanding on the date of the event, which requires us to purchase shares of our common stock,

    . as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock, or

    . the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged;

     (2) make any payment of interest, principal or premium on, or repay, repurchase or redeem, any debt securities (including guarantees) we have issued which rank equally with or junior to the subordinated debt securities held by the applicable trust; or

     (3) make any guarantee payments on any obligations ranking equally with or junior to the subordinated debt securities held by the trust, except under the applicable trust guarantee.

   Additional Covenants. Any additional covenants with respect to any series of debt securities will be described in the applicable prospectus supplement.

Events of Default, Notice and Waiver

   Except as otherwise described in the applicable prospectus supplement, each indenture provides that the following events are "Events of Default" with respect to any series of debt securities we may issue under those indentures:

     (1) we fail for 30 days to pay any installment of interest or any Additional Amounts payable on any debt security of that series;

     (2) we fail to pay the principal of, or any premium or Make-Whole Amount on, any debt security of that series when due, either at maturity, redemption or otherwise;

     (3) we fail to make any sinking fund payment when due as required for any debt security of that series;

     (4) we default in the performance or breach of any other covenant or agreement we made in the indenture other than a covenant added to the indenture solely for the benefit of another series of debt securities, which has continued for 60 days after written notice as provided for in accordance with the applicable indenture by the applicable trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the affected series;

     (5) we default under a bond, debenture, note or other evidence of indebtedness for money borrowed by us or any subsidiary of ours that we have guaranteed that has a principal amount outstanding that is more than $10,000,000 (other than non-recourse indebtedness), which default has caused the indebtedness to become due and payable earlier than it would otherwise have become due and payable, and the acceleration has not been rescinded or annulled within 30 days after written notice was provided to us in accordance with the indenture;

     (6) certain events of bankruptcy, insolvency or reorganization occur;
  and

     (7) any other event of default specified in the applicable prospectus supplement occurs.

   If there is a continuing event of default under an indenture with respect to outstanding debt securities of a series, then the applicable trustee or the holders of not less than 25% of the total principal amount of the outstanding debt securities of that series, voting as a single class, may declare immediately due and payable the principal amount or other amount as may be specified in the terms of the securities of and any premium or Make-Whole Amount on, all of the debt securities of that series. However, at any time after a declaration of acceleration with respect to any or all debt securities of a series then outstanding has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of the outstanding debt securities of that series may cancel the acceleration if:

     (1) we deposit with the applicable trustee all required payments of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts, on the applicable debt securities, plus certain fees, expenses, disbursements and advances of the applicable trustee; and

     (2) all events of default, other than the nonpayment of accelerated principal, premium, Make-Whole Amount or other amounts or interest, with respect to the applicable debt securities have been cured or waived as provided in the indenture.

   Each indenture also provides that the holders of not less than a majority in principal amount of the applicable outstanding debt securities of any series may waive any past default with respect to those debt securities and its consequences, except a default consisting of:

     (1) our failure to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security; or

     (2) a default relating to a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holders of each outstanding debt security affected by the default.

   The trustee is generally required to give notice to the holders of debt securities of each affected series within 90 days of a default of which the trustee has actual knowledge under the applicable indenture unless the default has been cured or waived. The trustee may withhold a notice of default unless the default relates to:

     (1) our failure to pay the principal of, or any premium, Make-Whole Amount, interest or Additional Amounts on, a debt security of that series; or

     (2) any sinking fund installment for any debt security of that series, if the responsible officers of the trustee consider it to be in the interest of the holders.

   Each indenture provides that no holder of debt securities of any series may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless the applicable trustee fails to act, for 60 days, after
(1) it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of the series, as well as an offer of indemnity reasonably satisfactory to the trustee and (2) no direction inconsistent with such written request has been given to the trustee during that 60 day period by the holders of a majority in principal amount of the outstanding securities of the series. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, debt securities at their respective due dates.

   Subject to provisions in each indenture relating to the trustee's duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under any indenture at the request or direction of any holders of any series of debt securities then outstanding, unless the holders have offered to the trustee security or indemnity satisfactory to it. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the applicable outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of the applicable series not joining in the direction.

   Within 120 days after the close of each fiscal year, we must deliver to each trustee a certificate, signed by one of several specified officers, stating such officer's knowledge of our compliance with all the conditions and covenants under the applicable indenture and, in the event of any noncompliance, specifying such noncompliance and the nature and status of the noncompliance.

Modification of the Indenture

   Modification and amendment of an indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture which are affected by the modification or amendment. However, no modification or amendment may, without the consent of the holder of each debt security affected, do any of the following:

     (1) change the stated maturity of the principal of, or any premium, Make-Whole Amount, installment of principal of, interest or Additional Amounts payable on, any debt security;

     (2) reduce the principal amount of, or the rate or amount of interest on, any premium, Make-Whole Amount payable on redemption of or any Additional Amounts payable with respect to, any debt security;

     (3) reduce the amount of principal of an original issue discount security, indexed security or any Make-Whole Amount that would be due and payable upon declaration of acceleration of the maturity of an original issue discount security or indexed security, or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any debt security;

     (4) change the place of payment or the currency or currencies of payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security;

     (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

     (6) reduce the percentage of the holders of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements contained in the applicable indenture;

     (7) make any change that adversely affects the right to convert or exchange any security or decrease the conversion or exchange rate or increase the conversion or exchange price of any security; or

     (8) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the debt security.

   We and the relevant trustee may modify or amend an indenture, without the consent of any holder of debt securities, for any of the following purposes:

     (1) to evidence the succession of another person to us as obligor under the indenture;

     (2) to add to the covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the indenture;

     (3) to add events of default for the benefit of the holders of all or any series of debt securities;

     (4) to add or change any provisions of an indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

     (5) to add, change or eliminate any provisions of an indenture, provided that any such addition, change or elimination shall

    . become effective only when there are no outstanding debt securities of any series created prior to the change or elimination which are entitled to the benefit of the applicable provision, or

    . not apply to any outstanding debt securities created prior to the change or elimination;

     (6) to secure the debt securities;

     (7) to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion of the debt securities into our common stock or other securities or property of ours;

     (8) to provide for the acceptance or appointment of a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

     (9) to cure any ambiguity, defect or inconsistency in an indenture, provided that the action does not adversely affect the interests of holders of debt securities of any series issued under the indenture;

     (10) to close an indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, an indenture under the Trust Indenture Act;

     (11) to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the debt securities; provided that, in each case above, the action does not adversely affect the interests of the holders of the debt securities of any series in any material respect; or

     (12) to make any provisions with respect to the conversion or exchange rights of the holders of any debt securities, including providing for the conversion or exchange of any debt securities into any of our securities or property.

Subordination

   Unless otherwise indicated in the applicable prospectus supplement for a particular series of subordinated debt securities, the following subordinated provisions will apply to the subordinated debt securities.

   The subordinated debt securities, including any junior subordinated debt securities we issue in connection with the issuance of any trust preferred securities by a trust, will be unsecured and subordinated in right of payment to all of our existing and future secured and senior indebtedness. As a result, upon any distribution to our creditors in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated to the extent provided in the subordinated indenture in right of payment to the prior payment in full of all our senior debt and our secured debt. Our obligation to make payments of the principal of and interest on the subordinated debt securities will not otherwise be affected.

   We may not make payments of principal or interest on the subordinated debt securities at any time we are in default on any payment with respect to our senior debt, or we have defaulted on any of our senior debt resulting in the acceleration of the maturity of the senior debt, or if there is a judicial proceeding pending with respect to our default on our senior debt and we have received notice of the default. We may resume payments on the subordinated debt securities when the default is cured or waived if the subordination provisions of the subordinated indenture will permit us to do so at that time. After we have paid all of our senior debt in full, holders of subordinated debt securities will still be subrogated to the rights of holders of our senior debt for the amount of distributions otherwise payable to holders of the subordinated debt securities until the subordinated debt securities are paid in full. Because of this subordination, in the event of a distribution of our assets upon insolvency, certain of our general creditors may recover more on a proportional basis than holders of the subordinated debt securities.

   Senior debt is defined in the subordinated indenture as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the types of debt generally described below:

     (1) debt for money we have borrowed;

     (2) debt evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) whether or not given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but not any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services;

     (3) debt which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued to secure our obligations, or to secure the payment of revenue bonds issued for our benefit, whether contingent or otherwise;

     (4) any debt of others described in the preceding clauses (1) through
  (3) which we have guaranteed or for which we are otherwise liable;

     (5) debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on our property;

     (6) our obligation as lessee under any lease of property which is reflected on our balance sheet as a capitalized lease;

     (7) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (1) through (6); and

     (8) our obligations to make payments under the terms of financial instruments such as securities contracts and foreign currency exchange contracts, derivative instruments and other similar financial instruments.

   provided, however, that, in computing our debt, any particular debt will be excluded if,

     (1) upon or prior to the maturity thereof, we have deposited in trust with a depositary, money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy that debt as it becomes due, and the amount so deposited will not be included in any computation of our assets; and

     (2) we have delivered an officers' certificate to the trustee that certifies that we have deposited in trust with the depositary the sufficient amount.

   Senior debt will exclude the following:

     (1) any debt referred to in paragraphs (1) through (6) above as to which, in the instrument creating or evidencing the debt or under which the debt is outstanding, it is provided that the debt is not superior in right of payment to our subordinated debt securities, or ranks equal with the subordinated debt securities;

     (2) our subordinated debt securities;

     (3) any debt of ours which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

     (4) debt to any employee of ours; and

     (5) all other junior subordinated debentures issued by us from time to time and sold to subsidiaries of ours, including any limited liability companies, partnerships or trust established or to be established by us, in each case where the subsidiary is similar in purpose to one of the trusts.

   There is no limit on the amount of senior debt or other debt that we may incur. At June 30, 2000, our senior debt aggregated approximately $1.17 billion.

Discharge, Defeasance and Covenant Defeasance

   Unless the terms of a series of debt securities provides otherwise, under each indenture, we may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the applicable trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year). We can discharge these obligations by irrevocably depositing with the applicable trustee funds in such currency or currencies in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on the debt securities including the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts payable on, the debt securities to the date of the deposit, if the debt securities have become due and payable or to the stated maturity or redemption date, as the case may be.

   In addition, if the terms of the debt securities of a series permit us to do so, we may elect either of the following:

     (1) to be defeased and be discharged from any and all obligations with respect to the debt securities of that series; except our obligations to

    . pay any Additional Amounts upon the occurrence of certain tax and other events,

    .  register the transfer or exchange of the debt securities,

    . replace temporary or mutilated, destroyed, lost or stolen debt securities,

    .  maintain an office or agency for the debt securities, and

    .  to hold moneys for payment in trust; or

     (2) to be defeased and discharged from our obligations with respect to the debt securities of that series described under "--Certain Covenants" or, if the terms of the debt securities of that series permit, our obligations with respect to any other covenant.

   If we choose to defease and discharge our obligations under the covenants, any failure to comply with the obligations imposed on us by the covenants will not constitute a default or an event of default with respect to the debt securities of that series. However, to make either election we must irrevocably deposit with the applicable trustee, in trust, an amount, in the currency or currencies in which the debt securities are payable, or in government obligations, or both, that will provide sufficient funds to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities, and any mandatory sinking fund or analogous payments on the debt securities, on the relevant scheduled due dates or upon redemption.

   We may defease and discharge our obligations as described in the preceding paragraphs only if, among other things,

     (1) we have delivered to the applicable trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance described in the previous paragraphs and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance the opinion of counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the indenture;

     (2) any defeasance does not result in, or constitute, a breach or violation of an indenture or any other material agreement which we are a party to or obligated under; and

     (3) no event of default, or event that with notice will be an event of default, has occurred and is continuing with respect to any securities subject to a defeasance.

   Unless otherwise provided in the applicable prospectus supplement, if, after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

     (1) the holder of a debt security of such series elects to receive payment in a currency in which the deposit was made in respect of the debt security, or

     (2) a conversion event (as defined below) occurs in respect of the currency in which the deposit was made,

the indebtedness represented by the debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt security, as they become due, out of the proceeds yielded by converting the amount so deposited in respect of the debt security into the currency in which the debt security becomes payable as a result of the election or such cessation of usage based on the applicable market exchange rate.

   Unless otherwise defined in the applicable prospectus supplement, "conversion event" means the cessation of use of:

     (1) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, or

     (2) any currency unit or composite currency for the purposes for which it was established.

   Unless otherwise described in the applicable prospectus supplement, all payments of principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security that is payable in a foreign currency that ceases to be used by its government of issuance will be made in United States dollars.

   In the event we effect covenant defeasance with respect to any series of debt securities and the debt securities are declared due and payable because of the occurrence of any event of default other than:

     (1) the event of default described in clause (4) of the first paragraph under "--Events of Default, Notice and Waiver," which would no longer be applicable to the debt securities of that series, or

     (2) the event of default described in clause (7) under "--Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance,

then the amount on deposit with the trustee will still be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. In this case, we would remain liable to make payment of such amounts due at the time of acceleration.

   The applicable prospectus supplement may describe further provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to a particular series of debt securities.

Conversion and Exchange Rights

   The terms on which debt securities of any series are convertible into or exchangeable for our common stock or other securities or property of ours will be set forth in the applicable prospectus supplement. These terms will include:

     (1) the conversion or exchange price, or manner for calculating a price;

     (2) the exchange or conversion period; and

     (3) whether the conversion or exchange is mandatory, at the option of the holder, or at our option.

   The terms may also include calculations pursuant to which the number of shares of our common stock or other securities or property to be received by the holders of debt securities would be determined according to the market price of our common stock or other securities or property of ours as of a time stated in the prospectus supplement. The conversion exchange price of any debt securities of any series that is convertible into our common stock may be adjusted for any stock dividends, stock splits, reclassification, combinations or similar transactions, as described in the applicable prospectus supplement.

Governing Law

   The indentures are governed by and will be construed in accordance with the laws of the State of New York.

Redemption of Debt Securities

   If so specified in the applicable prospectus supplement, debt securities of any series may be wholly or partially redeemed at our option, at any time. The debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

   From and after notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption have been made available on the redemption date, the debt securities will cease to bear interest on the date fixed for the redemption specified in the notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

Concerning the Trustee

   The Chase Manhattan Bank is one of a number of banks with which we maintain banking relationships in the ordinary course of business. Our banking relationship with The Chase Manhattan Bank includes providing us with $200 million of short-term funding due in November 2000, providing custodial services in connection with our bond and stock portfolios, serving as trustee under the indentures involving our debt securities, and providing us with general banking services. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under a series of senior debt securities or subordinated debt securities, or upon the occurrence of a default under another indenture under which The Chase Manhattan Bank serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the applicable indenture. In that event, we would be required to appoint a successor trustee.

                         DESCRIPTION OF PREFERRED STOCK

   The following outlines some of the provisions of the preferred stock that we may offer from time to time. The specific terms of a series of preferred stock will be described in the applicable prospectus supplement relating to that series of preferred stock. The following description of the preferred stock and any description of preferred stock in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the certificate of designations relating to the particular series of preferred stock, which we will file with the SEC at or prior to the time of sale of the preferred stock.

General

   Under our restated certificate of incorporation, our board of directors is authorized, without stockholder approval, to adopt resolutions providing for the issuance of up to 25,000,000 shares of preferred stock par value $.10 per share, in one or more series.

   For each series of preferred stock the board of directors may fix the voting powers, designations, preferences and rights, and qualifications, limitations or restrictions of the series. The board will fix these terms by resolution adopted before we issue any shares of the series of preferred stock.

   In addition, as described under "DESCRIPTION OF DEPOSITARY SHARES," we may, instead of offering full shares of any series of preferred stock, offer depositary shares evidenced by depositary receipts, each representing a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the prospectus supplement relating to the depositary shares.

   The prospectus supplement relating to the particular series of preferred stock will contain a description of the specific terms of that series as fixed by the board of directors, including, as applicable:

  .  the offering price at which we will issue the preferred stock;

  . the title, designation of number of shares and stated value of the preferred stock;

  . the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to cumulate;

  .  any conversion or exchange rights;

  . whether the preferred stock will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

  .  any liquidation rights;

  .  any sinking fund provisions;

  .  any voting rights; and

  . any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our restated certificate of incorporation.

   When we issue and receive payment for shares of preferred stock, the shares will be fully paid and nonassessable, and for each share issued, a sum equal to the stated value will be credited to our preferred stock account. Holders of preferred stock will not have any preemptive or subscription rights to acquire more of our stock. Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank on a parity in all respects with each other series of preferred stock and prior to our common stock as to dividends and any distribution of our assets.

   The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes and may include issuances to obtain additional financing in connection with acquisitions, and issuances to officers, directors and employees pursuant to benefit plans. Our board of directors' ability to issue shares of preferred stock may discourage attempts by others to acquire control of us without negotiation with our board of directors, as it may make it difficult for a person to complete an acquisition of us without negotiating with our board.

Redemption

   If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or the holder's, and may be mandatorily redeemed.

   Any restriction on the repurchase or redemption by us of our preferred stock while we are in arrears in the payment of dividends will be described in the applicable prospectus supplement.

   Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

   Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date of shares of preferred stock called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Dividends

   Holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by our board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the applicable prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on our books on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

   We may not declare, pay or set apart funds for payment of dividends on a particular series of preferred stock unless full dividends on any other series of preferred stock that ranks equally with or senior to the series of preferred stock have been paid or sufficient funds have been set apart for payment for either of the following:

  . all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

  . the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

   Partial dividends declared on shares of any series of preferred stock and other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.

Liquidation Preference

   In the event of our liquidation, dissolution or winding-up, holders of each series of our preferred stock will have the right to receive distributions upon liquidation in the amount described in the applicable prospectus supplement relating to each series of preferred stock, plus an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on the common stock or on any securities ranking junior to the preferred stock upon liquidation, dissolution or winding-up.

   If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of these series and other securities will have the right to a ratable portion of our available assets, up to the full liquidation preference. Holders of these series of preferred stock or other securities will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

   The holders of shares of preferred stock will have no voting rights, except:

  .  as otherwise stated in the applicable prospectus supplement;

  . as otherwise stated in the certificate of designations establishing the series; or

  .  as required by applicable law.

Transfer Agent and Registrar

   The transfer agent, registrar and dividend disbursement agent for the preferred stock will be stated in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

                        DESCRIPTION OF DEPOSITARY SHARES

   The following briefly summarizes the provisions of the depositary shares and depositary receipts that we may issue from time to time and which would be important to holders of depositary receipts, other than pricing and related terms which will be disclosed in the applicable prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. The following description and any description in a prospectus supplement may not be complete and is subject to, and qualified in its entirety by reference to the terms and provisions of the deposit agreement which we will file with the SEC at or prior to the time we issue the depositary shares.

Description of Depositary Shares

   We may offer depositary shares evidenced by depositary receipts. Each depositary receipt represents a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the applicable prospectus supplement.

   We will deposit the shares of any series of preferred stock represented by depositary shares according to the provisions of a deposit agreement to be entered into between us and a bank or trust company which we will select as our preferred stock depositary. The depositary must have its principal office in the United States and have a combined capital and surplus of at least $50,000,000. We will name the depositary in the applicable prospectus supplement. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share. These rights include dividend, voting, redemption, conversion and liquidation rights. The depositary will send the holders of depositary shares all reports and communications that we deliver to the depositary and which we are required to furnish to the holders of depositary shares.

Depositary Receipts

   The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to anyone who is buying the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

   While definitive engraved depositary receipts (certificates) are being prepared, we may instruct the depositary to issue temporary depositary receipts, which will entitle holders to all the rights of the definitive depositary receipts and be substantially in the same form. The depositary will prepare definitive depositary receipts without unreasonable delay, and we will pay for the exchange of your temporary depositary receipts for definitive depositary receipts.

Withdrawal of Preferred Stock

   A holder of depositary shares may receive the number of whole shares of the series of preferred stock and any money or other property represented by the holder's depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the surrendered depositary shares exceed the number of depositary shares that represent the number of whole shares of preferred stock the holder wishes to withdraw, then the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Once the holder has withdrawn the preferred stock, the holder will not be entitled to re-deposit that preferred stock under the deposit agreement or to receive depositary shares in exchange for such preferred stock. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Dividends and Other Distributions

   The depositary has agreed to pay to holders of depositary shares the cash dividends or other cash distributions it receives on preferred stock, after deducting its fees and expenses. Each holder will receive these distributions in proportion to the number of depositary shares owned by the holder. The depositary will distribute only whole U.S. dollars and cents. The depositary will add any fractional cents not distributed to the next sum received for distribution to record holders of depositary shares.

   In the event of a non-cash distribution, the depositary will distribute property to the record holders of depositary shares, unless the depositary determines that it is not feasible to make such a distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Depositary Shares

   If the series of preferred stock represented by depositary shares is subject to redemption, then we will give the necessary proceeds to the depositary. The depositary will then redeem the depositary shares using the funds they received from us for the preferred stock. The depositary will notify the record holders of the depositary shares to be redeemed not less than 30 nor more than 60 days before the date fixed for redemption at the holders' addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the redemption price payable per share for the applicable series of the preferred stock and any other amounts per share payable with respect to the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem the depositary shares representing the shares of preferred stock on the same day. If fewer than all the depositary shares of a series are to be redeemed, the depositary shares will be selected by lot or ratably as the depositary will decide.

   After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding. Therefore, all rights of holders of the depositary shares will cease, except that the holders will still be entitled to receive any cash payable upon the redemption and any money or other property to which the holder was entitled at the time of redemption.

Voting the Preferred Stock

   Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will notify holders of depositary shares of the upcoming vote and arrange to deliver our voting materials to the holders. The record date for determining holders of depositary shares that are entitled to vote will be the same as the record date for the preferred stock. The materials the holders will receive will (1) describe the matters to be voted on and (2) explain how the holders, on a certain date, may instruct the depositary to vote the shares of preferred stock underlying the depositary shares. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, to vote the shares as instructed by the holder. We will do anything the depositary asks us to do in order to enable it to vote as a holder has instructed. If any holder does not instruct the depositary how to vote the holder's shares, the depositary will abstain from voting those shares.

Conversion or Exchange

   The depositary will convert or exchange all depositary shares on the same day that the preferred stock underlying the depositary shares is converted or exchanged. In order for the depositary to do so, we will need to deposit the other preferred stock, common stock or other securities into which the preferred stock is to be converted or for which it will be exchanged.

   The exchange or conversion rate per depositary share will be equal to:

  . the exchange or conversion rate per share of preferred stock, multiplied by the fraction of a share of preferred stock represented by one depositary share;

  . plus all money and any other property represented by one depositary share; and

  . including all amounts per depositary share paid by us for dividends that have accrued on the preferred stock on the exchange or conversion date and that have not yet been paid.

   The depositary shares, as such, cannot be converted or exchanged into other preferred stock, common stock, securities of another issuer or any other securities or property of us. Nevertheless, if so specified in the applicable prospectus supplement, a holder of depositary shares may be able to surrender the depositary receipts to the depositary with written instructions asking the depositary to instruct us to convert or exchange the preferred stock represented by the depositary shares into other shares of our preferred stock or common stock or to exchange the preferred stock for securities of another issuer. If the depositary shares carry this right, we would agree that, upon the payment of any applicable fees, we will cause the conversion or exchange of the preferred stock using the same procedures as we use for the delivery of preferred stock. If a holder is only converting part of the depositary shares represented by a depositary receipt, new depositary receipts will be issued for any depositary shares that are not converted or exchanged.

Amendment and Termination of the Deposit Agreement

   We may agree with the depositary to amend the deposit agreement and the form of depositary receipt without consent of the holder at any time. However, if the amendment adds or increases fees or charges or prejudices an important right of holders, it will only become effective with the approval of holders of at least a majority of the affected depositary shares then outstanding. If an amendment becomes effective, holders are deemed to agree to the amendment and to be bound by the amended deposit agreement if they continue to hold their depositary receipts.

   The deposit agreement automatically terminates if:

  .  all outstanding depositary shares have been redeemed;

  . each share of preferred stock has been converted into or exchanged for common stock; or

  . a final distribution in respect of the preferred stock has been made to the holders of depositary receipts in connection with our liquidation, dissolution or winding-up.

   We may also terminate the deposit agreement at any time we wish. If we do so, the depositary will give notice of termination to the holders not less than 30 days before the termination date. Once depositary receipts are surrendered to the depositary, it will send to each holder the number of whole or fractional shares of the series of preferred stock underlying that holder's depositary receipts.

Charges of Depositary and Expenses

   We will pay all transfer and other taxes and governmental charges in connection with the existence of the depositary arrangements. We will pay charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay other transfer and other taxes and governmental charges and the charges that are expressly provided in the deposit agreement to be for the holders account.

Limitations on Our Obligations and Liability to Holders of Depositary Receipts

   The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary as follows:

  . we and the depositary are only obligated to take the actions specifically set forth in the deposit agreement in good faith;

  . we and the depositary are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

  . we and the depositary are not liable if either of us exercises discretion permitted under the deposit agreement;

  . we and the depositary have no obligation to become involved in any legal or other proceeding related to the depositary receipts or the deposit agreement on your behalf or on behalf of any other party, unless you provide us with satisfactory indemnity; and

  . we and the depositary may rely upon any written advice of counsel or accountants and on any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

   In the deposit agreement, we and the depositary will agree to indemnify each other under certain circumstances.

Resignation and Removal of Depositary

   The depositary may resign at any time by notifying us of its election to do so. In addition, we may remove the depositary at any time. The resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal and the new depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

   The following briefly summarizes the provisions of our restated certificate of incorporation and bylaws that would be important to holders of our common stock. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our restated certificate of incorporation and bylaws which we have filed as exhibits to the registration statement which contains this prospectus.

General

   Under our restated certificate of incorporation, we are authorized to issue a total of 725,000,000 shares of common stock having a par value of $.10 per share. As of June 30, 2000 240,657,154 shares of common stock were outstanding, which were held by approximately 22,866 shareholders of record. All outstanding shares of common stock are fully paid and nonassessable. The common stock is listed on the New York Stock Exchange.

   Holders of common stock do not have any conversion, redemption, preemptive or cumulative voting rights. In the event of our dissolution, liquidation or winding-up, common stockholders will share ratably in any assets remaining after all creditors are paid in full, including holders of our debt securities, and after the liquidation preference of holders of preferred stock has been satisfied.

Dividends

   Holders of common stock are entitled to participate equally in dividends when the board of directors declares dividends on shares of common stock out of funds legally available for dividends. The rights of holders of common stock to receive dividends are subject to the preferences of holders of preferred stock.

Voting Rights

   Holders of common stock are entitled to one vote for each share held of record on all matters voted on by stockholders, including the election of directors.

Liquidation Rights

   In the event of our liquidation, dissolution or winding-up, holders of common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of our creditors, all liabilities, and the total liquidation preferences of any outstanding shares of preferred stock.

Certain Provisions That May Have an Anti-Takeover Effect

   Our restated certificate of incorporation and bylaws and certain portions of Delaware law, contain certain provisions that may have an anti-takeover effect.

   Board of Directors Classification. We have a staggered or classified board of directors. Our board of directors is divided into three classes with the members of each class serving a three-year term. The members of only one class of directors are elected at any annual meeting of our stockholders. It therefore takes at least two years to elect a majority of our directors.

   Business Combination. We cannot enter into business combinations with a person who is an "interested stockholder" unless the business combination transaction is approved by a vote of not less than 80% of the votes entitled to be cast on the transaction, including a majority of the votes that are not the votes of the interested stockholder.

   An "interested stockholder" is generally any person that owns, or has owned in the two-year period prior to the date in question, shares of our voting stock that represent 15% or more of the votes entitled to be cast by the holders of the shares of our outstanding voting stock.

   A "business combination" is generally a merger or consolidation involving a company, a disposition of a substantial part of the assets or securities of a company, a liquidation or dissolution of a company, or a certain type of reclassification of securities of a company.

   The supermajority vote requirements described above will not apply to business combinations with interested stockholders if the transaction has been approved by a majority of our directors (or their successors) who are not affiliates of the interested stockholder and were our directors before the interested stockholder became an interested stockholder.

   We are also subject to restrictions imposed by Delaware law on transactions with interested stockholders. These restrictions are similar to the restrictions contained in our restated certificate of incorporation described above. In order to engage in any transaction that is subject to the provisions of our restated certificate of incorporation or the provisions of Delaware law, the requirements of both the restated certificate of incorporation and Delaware law must be satisfied.

   Special Meetings of Stockholders. Only our Chairman of the Board, our Chief Executive Officer or our President may call a special meeting of our stockholders and these meetings are to be called by any such officer at the request of a majority of the board of directors.

   Action of Stockholders Without a Meeting. Any action of our stockholders may be taken at a meeting only and may not be taken by written consent.

   Amendment of Certificate of Incorporation. For us to amend our restated certificate of incorporation, Delaware law requires that our board of directors adopt a resolution setting forth any amendment, declare the advisability of the amendment and call a stockholders' meeting to adopt the amendment. Generally, amendments to our restated certificate of incorporation require the affirmative vote of majority of our outstanding stock. As described below, however, certain amendments to our restated certificate of incorporation may require a supermajority vote.

   The vote of the holders of not less than 80% of the votes entitled to be cast is required to adopt any amendment to our restated certificate of incorporation that relates to the provisions of our restated certificate of incorporation that govern the following matters:

  . management of our business by the directors and classification of our board of directors;

  .  the ability of our stockholders to act by written consent; and

  . the power of the board of directors and the stockholders to amend the bylaws.

   The vote of the holders of not less than 80% of the votes entitled to be cast, including the majority of the votes that are not the votes of an interested stockholder, is required to adopt any amendment to our restated certificate of incorporation that relates to the provisions of our restated certificate of incorporation that govern the following matters:

  . the provisions regarding "business combinations" with interested stockholders; and

  . the provisions setting forth the supermajority vote requirements for amending the restated certificate of incorporation.

   These supermajority vote provisions for amending the certificate of incorporation do not apply if the amendment is recommended by a majority of our directors (or their successors) who are not affiliates of an interested stockholder and were our directors before the interested stockholder became an interested stockholder.

   The provisions described above may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors' ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders. None of these provisions is the result of any specific effort by a third party to accumulate our securities or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.

Transfer Agent and Registrar

   The transfer agent and registrar for shares of the common stock is Boston EquiServe L.P.

                            DESCRIPTION OF WARRANTS

General

   We may issue warrants to purchase senior debt securities, subordinated debt securities, preferred stock, common stock or any combination of these securities and these warrants may be issued independently or together with any underlying securities and may be attached or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement which we will file with the SEC at or prior to the time we issue the warrants.

   The applicable prospectus supplement will describe the terms of any warrants, including the following:

  .  the title of the warrants;

  .  the total number of warrants;

  .  the price or prices at which we will issue the warrants;

  .  the currency or currencies investors may use to pay for the warrants;

  . the designation and terms of the underlying securities purchasable upon exercise of the warrants;

  . the price at which and the currency or currencies, including composite currencies, in which investors may purchase the underlying securities purchasable upon exercise of the warrants;

  . the date on which the right to exercise the warrants will commence and the date on which the right will expire;

  .  whether we will issue the warrants in registered form or bearer form;

  .  information with respect to book-entry procedures, if any;

  . if applicable, the minimum or maximum amount of warrants which may be exercised at any one time;

  . if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

  . if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

  . if applicable, a discussion of material United States federal income tax considerations;

  .  the identity of the warrant agent;

  .  the procedures and conditions relating to the exercise of the warrants;
     and

  . any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

   Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent's corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for shares of preferred stock or common stock will not have any rights of holders of the preferred stock or common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or common stock purchasable upon such exercise.

Exercise of Warrants

   A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

   Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights; Governing Law

   The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against us to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed by the laws of the State of New York.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

   We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of our common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula contained in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract and our senior debt securities or subordinated debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts.

   Stock purchase contracts may require us to make periodic payments to the holders of the units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under the contracts in a specific manner.

   The applicable prospectus supplement will describe the terms of any stock purchase contracts or units. The description in the applicable prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to the stock purchase contracts and, if applicable, collateral arrangements and depositary arrangements relating to such stock purchase contracts or units.

                      DESCRIPTION OF PREFERRED SECURITIES

General

   The following summary outlines the material terms and provisions of the preferred securities that the trusts may offer. The particular terms of any preferred securities a trust offers and the extent if any to which these general terms and provisions may or may not apply to the preferred securities will be described in the applicable prospectus supplement.

   Each trust will issue the preferred securities under an amended declaration, which we will enter into with the trustees. The amended declaration for each trust is subject to and governed by the Trust Indenture Act of 1939 and The Chase Manhattan Bank, an independent trustee, will act as property trustee under each amended declaration for the purposes of compliance with the provisions of the Trust Indenture Act. The terms of the preferred securities will be those contained in the applicable amended declaration and those made part of the amended declaration by the Trust Indenture Act. The following summary may not be complete and is subject to and qualified in its entirety by reference to the form of amended declaration, which is filed as an exhibit to the registration statement which contains this prospectus, and the Trust Indenture Act.

Terms

   Each amended declaration will provide that a trust may issue, from time to time, only one series of preferred securities and one series of common securities. The preferred securities will be offered to investors and the common securities will initially be held by us. The terms of the preferred securities, as a general matter, will mirror the terms of the junior subordinated debt securities that we will issue to a trust in exchange for the proceeds of the sales of the preferred and common securities. If we fail to make a payment on the junior subordinated debt securities, the trust holding those securities will not have sufficient funds to make related payments, including distributions, on its preferred securities.

   You should refer to the applicable prospectus supplement relating to the preferred securities for specific terms of the preferred securities, including, but not limited to:

     (1) the distinctive designation of the preferred securities;

     (2) the total and per security liquidation amount of the preferred securities;

     (3) the annual distribution rate, or method of determining the rate at which the trust issuing the securities will pay distributions, on the preferred securities and the date or dates from which distributions will accrue;

     (4) the date or dates on which the distributions will be payable and any corresponding record dates;

     (5) whether distributions on preferred securities will be cumulative, and, in the case of preferred securities having cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on preferred securities will be cumulative;

     (6) the right, if any, to defer distributions on the preferred securities upon extension of the interest payment period of the related junior subordinated debt securities;

     (7) whether the preferred securities are to be issued in book-entry form and represented by one or more global certificates and, if so, the depositary for the global certificates and the specific terms of the depositary arrangement;

     (8) the amount or amounts which will be paid out of the assets of the trust issuing the securities to the holders of preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the trust issuing the securities;

     (9) any obligation of the trust issuing the securities to purchase or redeem preferred securities and the terms and conditions relating to any redemption obligation;

     (10) any voting rights of the preferred securities;

     (11) any terms and conditions upon which the junior subordinated debt securities held by the trust issuing the securities may be distributed to holders of preferred securities;

     (12) any securities exchange on which the preferred securities will be listed; and

     (13) any other relevant rights, preferences, privileges, limitations or restrictions of the preferred securities not inconsistent with the amended declaration or with applicable law.

   We will guarantee the preferred securities to the extent described below under "DESCRIPTION OF TRUST GUARANTEES." Our guarantee, when taken together with our obligations under the junior subordinated debt securities and the related subordinated indenture, and our obligations under the amended declaration, would provide a full and unconditional guarantee of amounts due on any preferred securities. Certain United States federal income tax considerations applicable to any offering of preferred securities will be described in the applicable prospectus supplement.

Liquidation Distribution Upon Dissolution

   Unless otherwise specified in an applicable prospectus supplement, each amended declaration states that each trust will be dissolved:

  .  on the expiration of the term of that trust;

  .  upon our bankruptcy, dissolution or liquidation;

  . upon our written direction to the property trustee to dissolve the trust and distribute the related junior subordinated debt securities directly to the holders of the trust securities;

  . upon the redemption of all of the preferred securities in connection with the redemption of all of the related junior subordinated debt securities; or

  .  upon entry of a court order for the dissolution of the trust.

   Unless otherwise specified in an applicable prospectus supplement, in the event of a dissolution as described above other than in connection with redemption, after a trust satisfies all liabilities to its creditors as provided by applicable law, each holder of the preferred or common securities issued by that trust will be entitled to receive:

  . the related junior subordinated debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the preferred or common securities held by the holder; or

  . if any distribution of the related junior subordinated debt securities is determined by the property trustee not to be practical, cash equal to the aggregate liquidation amount of the preferred or common securities held by the holder, plus accumulated and unpaid distributions to the date of payment.

   If a trust cannot pay the full amount due on its preferred and common securities because it has insufficient assets available for payment, then the amounts payable by that trust on its preferred and common securities will be paid on a pro rata basis. However, if certain payment events of default under the subordinated indenture have occurred and are continuing with respect to any series of related junior subordinated debt securities, the total amounts due on the preferred securities will be paid before any distribution on the common securities.

Events of Default

   The following will be events of default under each amended declaration:

  . an event of default under the subordinated indenture occurs with respect to any related series of junior subordinated debt securities; or

  . any other event of default specified in the applicable prospectus supplement occurs.

   If an event of default with respect to a related series of junior subordinated debt securities occurs and is continuing under the subordinated indenture, and the subordinated indenture trustee or the holders of not less than 25% in principal amount of the related junior subordinated debt securities outstanding fail to declare the principal amount of all of such junior subordinated debt securities to be immediately due and payable, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities of the trust holding the junior subordinated debt securities, will have the right to declare such principal amount immediately due and payable by providing written notice to us, the applicable property trustee and the subordinated indenture trustee.

   At any time after a declaration of acceleration has been made with respect to a related series of junior subordinated debt securities and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in liquidation amount of the affected preferred securities may rescind any declaration of acceleration with respect to the related junior subordinated debt securities and its consequences:

  . if we deposit with the subordinated indenture trustee funds sufficient to pay all overdue principal of and premium and interest on the related junior subordinated debt securities and other amounts due to the subordinated indenture trustee and the property trustee; and

  . if all existing events of default with respect to the related junior subordinated debt securities have been cured or waived except non-payment of principal on the related junior subordinated debt securities that has become due solely because of the acceleration.

   The holders of a majority in liquidation amount of the affected preferred securities may waive any past default under the subordinated debenture indenture with respect to related junior subordinated debt securities, other than a default in the payment of principal of, or any premium or interest on, any related junior subordinated debenture or a default with respect to a covenant or provision that cannot be amended or modified without the consent of the holder of each affected outstanding related junior subordinated debenture. In addition, the holders of at least a majority in liquidation amount of the affected preferred securities may waive any past default under the amended declaration.

   The holders of a majority in liquidation amount of the affected preferred securities shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the property trustee or to direct the exercise of any trust or power conferred on the property trustee under the amended declaration.

   A holder of preferred securities may institute a legal proceeding directly against us, without first instituting a legal proceeding against the property trustee or anyone else, for enforcement of payment to the holder of principal and any premium or interest on the related series of junior subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the preferred securities of the holder, if we fail to pay principal and any premium or interest on the related series of junior subordinated debt securities when payable.

   We are required to furnish annually, to the property trustee for each trust, officers' certificates to the effect that, to the best knowledge of the individuals providing the certificates, we and each trust are not in default under the applicable amended declaration or, if there has been a default, specifying the default and its status.

Consolidation, Merger or Amalgamation of the Trust

   No trust may merge with or into, amalgamate, consolidate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any entity, except as described below or as described in "-- Liquidation Distribution Upon Dissolution." A trust may, with the consent of the administrative trustees but without the consent of the holders of the outstanding preferred securities or the other trustees of that trust, merge with or into, amalgamate, consolidate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized under the laws of any State if:

     (1) the successor entity either:

    . expressly assumes all of the obligations of the trust relating to its preferred securities, or

    . substitutes for the trust's preferred securities other securities having substantially the same terms as the preferred securities, so long as the substituted successor securities rank the same as the preferred securities for distributions and payments upon liquidation, redemption and otherwise;

     (2) we appoint a trustee of the successor entity who has substantially the same powers and duties as the property trustee of the trust;

     (3) the successor securities are listed or traded, or any substituted successor securities will be listed upon notice of issuance, on the same national securities exchange or other organization on which the preferred securities are then listed or traded;

     (4) the merger event does not cause the preferred securities or any substituted successor securities to be downgraded by any national rating agency;

     (5) the merger event does not adversely affect the rights, preferences and privileges of the holders of the preferred securities or any substituted successor securities in any material respect;

     (6) the successor entity has a purpose substantially identical to that of the trust that issued the securities;

     (7) prior to the merger event, we shall provide to the property trustee an opinion of counsel from a nationally recognized law firm stating that:

    . the merger event does not adversely affect the rights, preferences and privileges of the holders of the trust's preferred securities in any material respect, and

    . following the merger event, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940; and

     (8) we own or our permitted transferee owns, all of the common securities of the successor entity and we guarantee or our permitted transferee guarantees the obligations of the successor entity under the substituted successor securities at least to the extent provided under the applicable preferred securities guarantee.

   In addition, unless all of the holders of the preferred securities approve otherwise, no trust may consolidate, amalgamate or merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity, or permit any other entity to consolidate, amalgamate, merge with or into or replace it if the transaction would cause that trust or the successor entity to be taxable as a corporation or classified other than as a grantor trust for United States federal income tax purposes.

Voting Rights

   Unless otherwise specified in the applicable prospectus supplement, the holders of the preferred securities will have no voting rights except as discussed below and under "--Amendment to the Trust Agreement" and "DESCRIPTION OF TRUST GUARANTEES--Modification of the Trust Guarantee; Assignment" and as otherwise required by law.

   If any proposed amendment to an amended declaration provides for, or the trustees of a trust otherwise propose to effect:

  . any action that would adversely affect the powers, preferences or special rights of the preferred securities in any material respect, whether by way of amendment to the amended declaration or otherwise; or

  . the dissolution, winding-up or termination of a trust other than pursuant to the terms of the amended declaration, then the holders of the affected preferred securities as a class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will be effective only if approved by the holders of at least a majority in aggregate liquidation amount of the affected preferred securities.

   Without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of the preferred securities issued by a trust, the trustees of that trust may not:

  . direct the time, method and place of conducting any proceeding for any remedy available to the subordinated indenture trustee for any related junior subordinated debt securities or direct the exercise of any trust or power conferred on the property trustee with respect to the related junior subordinated debt securities;

  . waive any default that is waivable under the subordinated indenture with respect to any related junior subordinated debt securities;

  . cancel an acceleration of the principal of the related junior subordinated debt securities; or

  . consent to any amendment, modification or termination of the subordinated indenture or any related junior subordinated debt securities where consent is required.

However, if a consent under the subordinated indenture requires the consent of each affected holder of the related junior subordinated debt securities, then the property trustee must obtain the prior consent of each holder of the preferred securities of the trust that holds the related junior subordinated debt securities. In addition, before taking any of the foregoing actions, we will provide to the property trustee an opinion of counsel experienced in such matters to the effect that, as a result of such actions, the trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes.

   The property trustee will notify all preferred securities holders of a trust of any notice of default received from the subordinated indenture trustee with respect to the junior subordinated debt securities held by that trust.

   Any required approval of the holders of preferred securities may be given at a meeting of the holders of the preferred securities convened for the purpose or pursuant to written consent. The applicable property trustee will cause a notice of any meeting at which holders of securities are entitled to vote to be given to each holder of record of the preferred securities at the holder's registered address at least 15 days and not more than 90 days before the meeting.

   No vote or consent of the holders of the trust securities will be required for a trust to redeem and cancel its trust securities in accordance with its amended declaration.

   Notwithstanding that holders of the preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, any trustee or any affiliate of a trustee or ours will, for purposes of any vote or consent, be treated as if they were not outstanding. Preferred securities held by us or any of our affiliates may be exchanged for related junior subordinated debt securities at the election of the holder.

Amendment to the Trust Agreement

   An amended declaration may be amended from time to time by us and the property trustee and the administrative trustees of each trust without the consent of the holders of the preferred securities of that trust to:

  . cure any ambiguity or correct or supplement any provision which may be inconsistent with any other provisions with respect to matters or questions arising under the amended declaration, in each case to the extent that the amendment does not adversely affect the interests of any holder of the preferred securities in any material respect; or

  . modify, eliminate or add to any provisions to the extent necessary to ensure that the trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, to ensure that the junior subordinated debt securities held by the trust are treated as indebtedness for United States federal income tax purposes or to ensure that the trust will not be required to register as an investment company under the Investment Company Act of 1940.

   Other amendments to an amended declaration of trust may be made by us and the trustees of that trust upon approval of the holders of a majority in aggregate liquidation amount of the outstanding preferred securities of that trust and receipt by the trustees of an opinion of counsel to the effect that the amendment will not cause the trust to be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, affect the treatment of the junior subordinated debt securities held by the trust as indebtedness for United States federal income tax purposes or affect the trust's exemption from the Investment Company Act of 1940.

   Notwithstanding the foregoing, without the consent of each affected holder of common or preferred securities of each trust, an amended declaration may not be amended to:

  . change the amount or timing of any distribution on the common or preferred securities of a trust or otherwise adversely affect the amount of any distribution required to be made in respect of the securities as of a specified date; or

  . restrict the right of a holder of any securities to institute suit for the enforcement of any payment on or after the distribution date.

   In addition, no amendment may be made to an amended declaration if the amendment would:

  . cause a trust to be taxable as a corporation or characterized as other than a grantor trust for United States federal income tax purposes;

  . cause the junior subordinated debt securities held by a trust to not be treated as indebtedness for United States federal income tax purposes;

  . cause a trust to be deemed to be an investment company required to be registered under the Investment Company Act of 1940; or

  .  impose any additional obligation on us without our consent.

Removal and Replacement of Trustees

   The holder of a trust's common securities may, upon prior written notice, remove or replace any of the administrative trustees and, unless an event of default has occurred and is continuing under the subordinated indenture, the property and Delaware trustee of the trust. If an event of default has occurred and is continuing under the subordinated indenture, only the holders of a majority in liquidation amount of the trust's preferred securities may remove or replace the property trustee and Delaware trustee. The resignation or removal of any trustee will be effective only upon the acceptance of appointment by the successor trustee in accordance with the provisions of the applicable amended declaration.

Merger or Consolidation of Trustees

   Any entity into which a property trustee or the Delaware trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the trustee shall be a party, or any entity succeeding to all or substantially all of the corporate trust business of the trustee, shall be the successor of the trustee under the applicable amended declaration; provided, however, that the entity shall be otherwise qualified and eligible.

Information Concerning the Property Trustee

   For matters relating to compliance with the Trust Indenture Act of 1939, the property trustee for each trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act of 1939. The property trustee, other than during the occurrence and continuance of a default under an amended declaration, undertakes to perform only the duties as are specifically set forth in the amended declaration and, after a default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The property trustee is under no obligation to exercise any of the powers given it by an amended declaration at the request of any holder of the preferred securities unless it is offered security or indemnity satisfactory to it against the costs, expenses and liabilities that it might incur. If the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in an amended declaration or is unsure of the application of any provision of the amended declaration, and the matter is not one on which the holders of the preferred securities are entitled to vote, then the property trustee will deliver notice to us requesting written instructions as to the course of action to be taken and the property trustee will take or refrain from taking that action as instructed. If we do not provide these instructions within ten business days, then the property trustee will take such action as it deems advisable and in the best interests of the holders of the preferred and common securities. In this event, the property trustee will have no liability except for its own bad faith, negligence or willful misconduct.

   The Chase Manhattan Bank, which is the property trustee for each trust, also serves as the senior indenture trustee, the subordinated indenture trustee and the guarantee trustee under each trust guarantee described below. We and certain of our affiliates maintain banking relationships with The Chase Manhattan Bank, which are described above under "DESCRIPTION OF DEBT SECURITIES--Concerning the Trustee."

Miscellaneous

   The administrative trustees of each trust are authorized and directed to conduct the affairs of and to operate each trust in such a way so that:

  . each trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes;

  . the junior subordinated debt securities held by each trust will be treated as indebtedness of ours for United States federal income tax purposes; and

  . each trust will not be deemed to be an investment company required to be registered under the Investment Company Act of 1940.

   We and the trustees of each trust are authorized to take any action, so long as it is consistent with applicable law, the certificate of trust or amended declaration, that we and the trustees determine to be necessary or desirable for the above purposes.

   Registered holders of the preferred securities have no preemptive or similar rights.

   A trust may not incur indebtedness or place a lien on any of its assets.

Governing Law

   Each amended declaration and the preferred securities will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

Description of the Expense Agreement

   We will execute an expense agreement at the same time that a trust issues the preferred securities. Under the expense agreement, we will irrevocably and unconditionally guarantee to each creditor of each trust the full amount of that trust's costs, expenses and liabilities, other than the amounts owed to holders of its preferred and common securities pursuant to the terms of those securities. Third parties will be entitled to enforce the expense agreement. The expense agreement, once executed, will be filed with the SEC on Form 8-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

   Our obligation under an expense agreement will be subordinated in right of payment to the same extent as the trust guarantees. The expense agreement will contain provisions regarding amendment, termination, assignment, succession and governing law similar to those contained in the trust guarantees.

                        DESCRIPTION OF TRUST GUARANTEES

   The following describes certain general terms and provisions of the trust guarantees which we will execute and deliver for the benefit of the holders from time to time of preferred securities. Each trust guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, and The Chase Manhattan Bank, an independent trustee, will act as indenture trustee under each trust guarantee for the purposes of compliance with the provisions of the Trust Indenture Act of 1939. The terms of each trust guarantee will be those contained in each trust guarantee and those made part of each trust guarantee by the Trust Indenture Act of 1939. The following summary may not be complete and is subject to and qualified in its entirety by reference to the form of trust guarantee, which is filed as an exhibit to the registration statement which contains this prospectus, and the Trust Indenture Act of 1939. Each trust guarantee will be held by the guarantee trustee of each trust for the benefit of the holders of the preferred securities.

General

   We will irrevocably and unconditionally agree to pay the following payments or distributions with respect to preferred securities, in full, to the holders of the preferred securities, as and when they become due regardless of any defense, right of set-off or counterclaim that a trust may have except for the defense of payment:

     (1) any accrued and unpaid distributions which are required to be paid on the preferred securities, to the extent the trust that issued the securities does not make such payments or distributions but has sufficient funds available to do so;

     (2) the redemption price and all accrued and unpaid distributions to the date of redemption with respect to any preferred securities called for redemption, to the extent the trust that issued the securities does not make such payments or distributions but has sufficient funds available to do so; and

     (3) upon a voluntary or involuntary dissolution, winding-up or termination of the trust that issued the securities (other than in connection with the distribution of junior subordinated debt securities to the holders of preferred securities or the redemption of all of the preferred securities), the lesser of

    . the total liquidation amount and all accrued and unpaid distributions on the preferred securities to the date of payment, to the extent the trust that issued the securities does not make such payments or distributions but has sufficient funds available to do so, and

    . the amount of assets of the trust that issued the securities remaining available for distribution to holders of such preferred securities in liquidation of the trust.

   Our obligation to make a payment under a trust guarantee may be satisfied by our direct payment of the required amounts to the holders of preferred securities to which the trust guarantee relates or by causing the applicable trust to pay the amounts to the holders.

Modification of the Trust Guarantee; Assignment

   Except with respect to any changes which do not adversely affect the rights of holders of preferred securities in any material respect (in which case no vote will be required), each trust guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding preferred securities to which the trust guarantee relates. The manner of obtaining the approval of holders of the preferred securities will be described in an accompanying prospectus supplement. All guarantees and agreements contained in each trust guarantee will bind our successors, assigns, receivers, trustees and representatives and will be for the benefit of the holders of the outstanding preferred securities to which the trust guarantee relates.

Termination

   Each trust guarantee will terminate when any of the following has occurred:

     (1) all preferred securities to which the trust guarantee relates have been paid in full or redeemed in full by us, the trust that issued the securities or both;

     (2) the junior subordinated debt securities held by the trust that issued the securities have been distributed to the holders of the preferred securities; or

     (3) the amounts payable in accordance with the applicable amended declaration upon liquidation of the trust that issued the securities have been paid in full.

   Each trust guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of preferred securities to which the trust guarantee relates must restore payment of any amounts paid on the preferred securities or under the trust guarantee.

Events of Default

   An event of default under a trust guarantee will occur if we fail to perform any of our payment obligations under a trust guarantee or we fail to perform any other obligation under a trust guarantee and the failure to perform such other obligation continues for 60 days.

   Each trust guarantee will constitute a guarantee of payment and not of collection. The holders of a majority in liquidation amount of the preferred securities to which the trust guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the trust guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the trust guarantee. If the guarantee trustee fails to enforce the trust guarantee, any holder of preferred securities to which the trust guarantee relates may institute a legal proceeding directly against us to enforce the holder's rights under the trust guarantee, without first instituting a legal proceeding against the trust, the guarantee trustee or any one else. If we do not make a guarantee payment, a holder of preferred securities may directly institute a proceeding against us for enforcement of the trust guarantee for such payment.

Status of the Trust Guarantees

   Each trust guarantee will be our general unsecured obligation and will rank subordinate and junior in right of payment, and will be subject to our prior payment in full of our senior debt as described under "DESCRIPTION OF DEBT SECURITIES -- Subordination."

   The terms of the preferred securities provide that each holder of preferred securities by acceptance of the preferred securities agrees to the subordination provisions and other terms of the trust guarantee relating to the subordination. As of June 30, 2000, we had approximately $1.17 billion of indebtedness that would rank senior to a trust guarantee.

Information Concerning the Guarantee Trustee

   The guarantee trustee, prior to the occurrence of a default with respect to a trust guarantee, undertakes to perform only those duties as are specifically contained in the trust guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the applicable trust guarantee at the request of any holder of preferred securities to which the trust guarantee relates, unless it is offered indemnity satisfactory to it against the costs, expenses and liabilities which it might incur by exercising these powers; however the guarantee trustee will not be, upon the occurrence of an event of default under the applicable trust guarantee, relieved from exercising the rights and powers vested in it by such trust guarantee.

Governing Law

   The trust guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

          EFFECT OF OBLIGATIONS UNDER THE SUBORDINATED DEBT SECURITIES
                            AND THE TRUST GUARANTEES

   As long as we may make payments of interest and any other payments when they are due on the junior subordinated debt securities held by a particular trust, those payments will be sufficient to cover distributions and any other payments due on the trust securities issued by that trust because of the following factors:

     (1) the total principal amount of the junior subordinated debt securities held by the trust will be equal to the total stated liquidation amount of the trust securities issued by the trust;

     (2) the interest rate and the interest payment dates and other payment dates on the junior subordinated debt securities held by the trust will match the distribution rate and distribution payment dates and other payment dates for the preferred securities issued by the trust;

     (3) we will pay, and the trust will not be obligated to pay, directly or indirectly, all costs, expenses, debt, and obligations of the trust (other than obligations under the trust securities); and

     (4) each amended declaration will further provide that the trustees shall not take or cause or permit the trust to engage in any activity that is not consistent with the purposes of the trust, which consist solely of issuing the trust securities, investing in the junior subordinated debt securities and anything necessary or incident to those activities.

   We will guarantee payments of distributions, to the extent the trust obligated to pay those distributions has funds available to make the payments due on the preferred securities, to the extent described under "DESCRIPTION OF TRUST GUARANTEES." If we do not make interest payments on the junior subordinated debt securities held by a trust, that trust will not have sufficient funds to pay distributions on the preferred securities. Each trust guarantee covers the payment of distributions and other payments on the preferred securities only if and to the extent that we have made a payment of interest or principal on the junior subordinated debt securities held by the trust as its sole asset. However, we believe that the trust guarantees, when taken together with our obligations under the junior subordinated debt securities and the subordinated indenture and our obligations under the amended declarations, including our obligations to pay the costs, expenses, debts and liabilities of the trusts, provide a full and unconditional guarantee of payment on the preferred securities.

   A holder of preferred securities may sue us to enforce its rights under the trust guarantee which relates to the holder's preferred securities without first suing the guarantee trustee, the trust or any other person or entity.

                              PLAN OF DISTRIBUTION

   We and the trusts may offer and sell the securities to or through underwriters or dealers, and also may offer and sell the securities directly to other purchasers or through designated agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

   Distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We and the trusts also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions set forth in any prospectus supplement.

   In connection with the sale of securities, underwriters may receive compensation from us or a trust or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions they receive from us or a trust, and any profit on the resale of the securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received will be described, in the applicable prospectus supplement.

   Unless otherwise specified in the related prospectus supplement, each series of the securities will be a new issue with no established trading market, other than the common stock. Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. We and the trusts may elect to list any of the other securities on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the securities.

   If dealers are utilized in the sale of the securities, we and the trusts will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable prospectus supplement.

   We and the trusts may enter into agreements with underwriters, dealers and agents who participate in the distribution of the securities which may entitle these persons to indemnification by us and the trusts against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Any agreement in which we agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the applicable prospectus supplement.

   Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of ours in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price stated in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. These contracts will be subject to only those conditions stated in the prospectus supplement, and the prospectus supplement will state the commission payable to the solicitor of such offers.

                                 LEGAL MATTERS

   Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by Alston & Bird LLP, Washington, D.C., and for the underwriters by Sullivan & Cromwell, New York, New York. Certain United States federal income taxation matters will be passed upon for us by Alston & Bird LLP, Washington, D.C. Certain matters of Delaware law relating to the validity of the preferred securities will be passed upon for the trust and us by Richards, Layton & Finger, P.A., Wilmington, Delaware.

                                    EXPERTS

   The consolidated financial statements of UnumProvident Corporation appearing in our Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   With respect to the unaudited condensed consolidated interim financial information for the three-month and six-month periods ended March 31 and June 30 of 2000 and 1999, incorporated by reference in this document, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in UnumProvident Corporation's quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2000, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Section 7 and 11 of the Securities Act.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 $500,000,000

                                 UnumProvident
                                   Corporation

                            % Senior Notes due 2011

                               ----------------

                             Prospectus Supplement

                                          , 2001

                               ----------------

                          Joint Book-Running Managers

                         Banc of America Securities LLC
                              Salomon Smith Barney

                              Goldman, Sachs & Co.
                           Morgan Stanley Dean Witter
                           Wachovia Securities, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------